SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2015

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482-8700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica Group: 2015 First half-yearly financial report	2

Report on Limited Review

TELEFÓNICA, S.A. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

and Consolidated Interim Management Report

for the six-month period ended

June 30, 2015

Translation of a report and condensed consolidated interim financial statements originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails (see Note 16)

REPORT ON LIMITED REVIEW OF

THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Shareholders of

Telefónica, S.A. at the request of Management

Report on the condensed consolidated interim financial statements

Introduction

We have carried out a limited review of the accompanying condensed consolidated interim financial statements (hereinafter the interim financial statements) of Telefónica, S.A. (hereinafter the Parent Company) and subsidiaries (hereinafter the Group), which comprise the consolidated statement of financial position at June 30, 2015 and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows, as well as the condensed explanatory notes, for the six-month period then ended. The Parent Company’s directors are responsible for the preparation of said interim financial statements in accordance with the requirements established by International Accounting Standard (IAS) 34, “Interim Financial Reporting,” adopted by the European Union for the preparation of condensed interim financial reporting as per article 12 of Royal Decree 1362/2007, of October 19. Our responsibility is to express a conclusion on these interim financial statements based on our limited review.

Scope

We have performed our limited review in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Reporting Performed by the Independent Auditor of the Entity.” A limited review of interim financial statements consists of making inquiries, primarily of personnel responsible for financial and accounting matters, and applying analytical and other review procedures. A limited review is substantially less in scope than an audit carried out in accordance with regulations on the auditing of accounts in force in Spain and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the accompanying interim financial statements.

Conclusion

During the course of our limited review, which under no circumstances can be considered an audit of financial statements, nothing came to our attention which would lead us to conclude that the accompanying interim financial statements for the six-month period ended June 30, 2015 have not been prepared, in all material respects, in accordance with the requirements established in International Accounting Standard (IAS) 34, “Interim Financial Reporting,” as adopted by the European Union in conformity with article 12 of Royal Decree 1362/2007 for the preparation of condensed interim financial statements.

Emphasis paragraph

We draw attention to the matter described in accompanying condensed explanatory Note 2, which indicates that the above mentioned accompanying interim financial statements do not include all the information that would be required for complete consolidated financial statements prepared in accordance with International Financial Reporting Standards, as adopted by the European Union and therefore, the accompanying interim financial statements should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2014. This matter does not modify our conclusion.

Report on other legal and regulatory reporting requirements

The accompanying consolidated interim management report for the six-month period ended June 30, 2015 contains such explanations as the Parent Company’s directors consider necessary regarding significant events which occurred during this period and their effect on these interim financial statements, of which it is not an integral part, as well as on the information required in conformity with article 15 of Royal Decree 1362/2007. We have checked that the accounting information included in the above mentioned report agrees with the interim financial statements for the six-month period ended on June 30, 2015. Our work is limited to verifying the consolidated interim management report in accordance with the scope described in this paragraph, and does not include the review of information other than that obtained from the accounting records of Telefónica, S.A. and its subsidiaries.

Paragraph on other matters

This report has been prepared at the request of Management of Telefónica S.A. with regard to the publication of the semi-annual financial report required by article 35 of Securities Market Law 24/1988, of July 28, further developed by Royal Decree 1362/2007.

ERNST & YOUNG, S.L.

Ignacio Viota del Corte

July 29, 2015

2

FIRST HALF 2015

TELEFÓNICA GROUP

Condensed consolidated interim financial statements (condensed consolidated annual accounts) and consolidated interim management report for the six-months ended June 30, 2015

Condensed consolidated interim financial statements 2015

Telefónica, S.A.      2

Condensed consolidated interim financial statements 2015

Telefónica Group

Consolidated statements of financial position

		UNAUDITED	AUDITED
Millions of euros	Note	06/30/2015	12/31/2014
A) NON-CURRENT ASSETS		97,748	99,435
Intangible assets	7	21,012	22,353
Goodwill	7	23,775	25,111
Property, plant and equipment	7	32,472	33,343
Investments accounted for by the equity method	8	75	788
Non-current financial assets	10	11,073	10,973
Deferred tax assets	12	9,341	6,867
B) CURRENT ASSETS		32,890	22,864
Inventories		1,180	934
Trade and other receivables		9,431	10,606
Tax receivables		1,435	1,749
Current financial assets	10	2,061	2,932
Cash and cash equivalents	10	3,843	6,529
Non-current assets and disposal groups held for sale	14	14,940	114

TOTAL ASSETS (A+B)		130,638	122,299

A) EQUITY		35,519	30,289
Equity attributable to equity holders of the parent and other holders of equity instruments		24,056	21,115
Equity attributable to non-controlling interests		11,463	9,174
B) NON-CURRENT LIABILITIES		58,803	62,311
Non-current interest-bearing debt	10	47,799	50,688
Non-current trade and other payables		2,480	2,377
Deferred tax liabilities	12	2,307	2,566
Non-current provisions		6,217	6,680
C) CURRENT LIABILITIES		36,316	29,699
Current interest-bearing debt	10	14,424	9,094
Current trade and other payables		13,908	16,943
Current tax payables		1,889	2,026
Current provisions		1,874	1,595
Liabilities associated with non-current assets and disposal groups held for sale	14	4,221	41

TOTAL EQUITY AND LIABILITIES (A+B+C)		130,638	122,299

The accompanying condensed Notes 1 to 16 and Appendix I are an integral part of these consolidated statements of financial position.

Telefónica, S.A.      3

Condensed consolidated interim financial statements 2015

Telefónica Group

Consolidated income statements

		January-June	January-June
Millions of euros	Note	2015	2014 (*)
Revenues	5	23,419	21,696
Other income		713	640
Supplies		(6,292)	(5,701)
Personnel expenses		(3,316)	(3,044)
Other expenses		(7,204)	(6,340)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	5	7,320	7,251
Depreciation and amortization	5 and 7	(4,252)	(3,610)
OPERATING INCOME	5	3,068	3,641
Share of (loss) profit of investments accounted for by the equity method	8	(4)	(54)
Finance income		1,000	535
Exchange gains		4,974	1,404
Finance costs		(1,871)	(1,712)
Exchange losses		(5,232)	(1,582)
Net financial expense		(1,129)	(1,355)
PROFIT BEFORE TAX		1,935	2,232
Corporate income tax	12	(71)	(311)
Profit for the period from continuing operations		1,864	1,921
Profit after tax for the period from discontinued operations	14	1,841	181
PROFIT FOR THE PERIOD		3,705	2,102
Non-controlling interests		(12)	(199)
PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		3,693	1,903
Basic and diluted continuing operations earnings per share attributable to equity holders of the parent (euros)		0.36	0.36
Basic and diluted earnings per share from discontinued operations attributable to equity holders of the parent (euros)		0.39	0.04
Basic and diluted earnings per share attributable to equity holders of the parent (euros)		0.75	0.40

Unaudited data.

(*)	Revised data: 2014 comparative information were revised to reflect the results of Telefónica UK as discontinued operation (see Note 14).

The accompanying condensed Notes 1 to 16 and Appendix I are an integral part of these consolidated income statements.

Telefónica, S.A.      4

Condensed consolidated interim financial statements 2015

Telefónica Group

Consolidated statements of comprehensive income

	January-June	January-June
Millions of euros	2015	2014 (*)
Profit for the period	3,705	2,102

Gains on measurement of available-for-sale investments	799	31
Income tax impact	(143)	(9)
Reclassification of (gains) included in the income statement	(568)	—
Income tax impact	131	—

	219	22
(Losses) on hedges	(456)	(405)
Income tax impact	148	123
Reclassification of losses included in the income statement	179	73
Income tax impact	(45)	(22)

	(174)	(231)

Share of loss recognized directly in equity of associates and others	(5)	(7)
Income tax impact	1	2

	(4)	(5)
Translation differences	(1,283)	(18)

Total other comprehensive loss recognized in the period (Items that may be reclassified subsequently to profit or loss)	(1,242)	(232)

Actuarial gains(losses) and impact of limit on assets for defined benefit pension plans	11	(65)
Income tax impact	(4)	16
	7	(49)

Total other comprehensive income (loss) recognized in the period (item that will not be reclassified subsequently to profit or loss )	7	(49)

Total comprehensive income recognized in the period	2,470	1,821

Attributable to:
Equity holders of the parent and other holders of equity instruments	2,882	1,365
Non-controlling interests	(412)	456

	2,470	1,821

Total comprehensive income attributable to equity holders of the parent and other holders of equity instruments arises from:
Continuing operations	154	1,375
Discontinued operations	2,316	446

	2,470	1,821

Unaudited data.

(*)	Revised data: 2014 comparative information was revised to reflect the total comprehensive income of Telefónica UK as discontinued operation (see Note 14).

The accompanying condensed Notes 1 to 16 and Appendix I are an integral part of these consolidated statements of comprehensive income.

Telefónica, S.A.      5

Condensed consolidated interim financial statements 2015

Telefónica Group

Consolidated statements of changes in equity

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests	Total equity
Millions of euros	Share capital	Share premium	Treasury shares	Other equity instruments	Legal reserve	Retained earnings	Available-for- sale investments	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2014	4,657	460	(1,586)	6,351	984	22,636	55	(334)	24	(12,132)	21,115	9,174	30,289
Profit for the period	—	—	—	—	—	3,693	—	—	—	—	3,693	12	3,705
Other comprehensive income (loss) for the period	—	—	—	—	—	3	219	(163)	(4)	(866)	(811)	(424)	(1,235)
Total comprehensive income (loss) for the period	—	—	—	—	—	3,696	219	(163)	(4)	(866)	2,882	(412)	2,470
Dividends paid (Note 9)	—	—	—	—	—	(1,912)	—	—	—	—	(1,912)	(548)	(2,460)
Net movement in treasury shares (Note 9)	—	—	(614)	—	—	(35)	—	—	—	—	(649)	—	(649)
Acquisitions and disposals of non-controlling interests and business combinations (Note 6)	—	—	—	—	—	(1,347)	—	—	—	590	(757)	3,249	2,492
Capital increase (Note 9)	281	2,767	—	—	—	(37)	—	—	—	—	3,011	—	3,011
Undated Deeply Subordinated Securities (Note 9)	—	—	—	452	—	(72)	—	—	—	(18)	362	—	362

Other movements	—	—	—	—	—	4	—	—	—	—	4	—	4

Financial position at June 30, 2015 (*)	4,938	3,227	(2,200)	6,803	984	22,933	274	(497)	20	(12,426)	24,056	11,463	35,519

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests	Total equity
Millions of euros	Share capital	Share premium	Treasury shares	Other equity instruments	Legal reserve	Retained earnings	Available-for- sale investments	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2013	4,551	460	(544)	2,466	984	22,517	94	(37)	(31)	(9,275)	21,185	6,297	27,482
Profit for the period	—	—	—	—	—	1,903	—	—	—	—	1,903	199	2,102
Other comprehensive income (loss) for the period	—	—	—	—	—	(47)	22	(236)	(5)	(272)	(538)	257	(281)
Total comprehensive income (loss) for the period	—	—	—	—	—	1,856	22	(236)	(5)	(272)	1,365	456	1,821
Dividends paid (Note 9)	—	—	—	—	—	(1,790)	—	—	—	—	(1,790)	(218)	(2,008)
Net movement in treasury shares (Note 9)	—	—	(598)	—	—	(33)	—	—	—	—	(631)	—	(631)
Acquisitions and disposals of non-controlling interests and business combinations (Note 6)	—	—	—	—	—	—	—	—	—	—	—	(649)	(649)
Undated Deeply Subordinated Securities	—	—	—	1,750	—	—	—	—	—	—	1,750	—	1,750
Other movements	—	—	—	—	—	(31)	—	—	—	—	(31)	2	(29)

Financial position at June 30, 2014 (*)	4,551	460	(1,142)	4,216	984	22,519	116	(273)	(36)	(9,547)	21,848	5,888	27,736

(*) Unaudited data.

The accompanying condensed Notes 1 to 16 and Appendix I are an integral part of these consolidated statements of changes in equity.

Telefónica, S.A.      6

Condensed consolidated interim financial statements 2015

Telefónica Group

Consolidated statements of cash flows

	January – June	January – June
Millions of euros	2015	2014 (*)
Cash received from customers	28,540	26,884
Cash paid to suppliers and employees	(22,303)	(19,981)
Dividends received	36	39
Net interest and other financial expenses paid	(1,438)	(1,574)
Taxes paid	(134)	(509)
Net cash flow provided by operating activities from continuing operations	4,701	4,859
Net cash flow provided by operating activities from discontinued operations	1,058	723
Net cash flow provided by operating activities	5,759	5,582
Proceeds on disposals of property, plant and equipment and intangible assets	123	117
Payments on investments in property, plant and equipment and intangible assets	(5,587)	(3,803)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	22	1,970
Payments on investments in companies, net of cash and cash equivalents acquired	(2,705)	(40)
Proceeds on financial investments not included under cash equivalents	1,033	223
Payments on financial investments not included under cash equivalents	(252)	(211)
Proceeds (Payments) on placements of cash surpluses not included under cash equivalents	(451)	219
Government grants received	7	15
Net cash flow used in investing activities from continuing operations	(7,810)	(1,510)
Net cash flow used in investing activities from discontinued operations	(537)	(480)
Net cash flow used in investing activities	(8,347)	(1,990)
Dividends paid	(2,343)	(2,044)
Transactions with equity holders	3,512	(640)
Operations with other equity holders	360	1,750
Proceeds on issue of debentures and bonds, and other debts	300	2,677
Proceeds on loans, borrowings and promissory notes	6,821	3,790
Cancellation of debentures and bonds, and other debts	(3,234)	(4,600)
Repayments of loans, borrowings and promissory notes	(4,842)	(3,648)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(152)	(22)
Net cash flow provided by/(used in) financing activities from continuing operations	422	(2,737)
Net cash flow provided by/(used in) financing activities	422	(2,737)
Effect of changes in exchange rates and others	(522)	(701)
Effect of changes in consolidation methods and others	2	—
Net increase (decrease) in cash and cash equivalents during the period	(2,686)	154

Unaudited data.

(*)	Revised data: 2014 comparative information were revised to reflect the cash flows of Telefónica UK as discontinued operation (see Note 14).

The accompanying condensed Notes 1 to 16 and Appendix I are an integral part of these consolidated statements of cash flows.

Telefónica, S.A.      7

Condensed consolidated interim financial statements 2015

Telefónica Group

Consolidated statements of cash flows (continued)

	January – June	January – June
Millions of euros	2015	2014 (*)
CASH AND CASH EQUIVALENTS AT JANUARY 1	6,529	9,977
CASH AND CASH EQUIVALENTS AT JUNE 30	3,843	10,131
RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENT OF FINANCIAL POSITION
BALANCE AT JANUARY 1	6,529	9,977
Cash on hand and at banks	4,912	7,834
Other cash equivalents	1,617	2,143
BALANCE AT JUNE 30	3,843	10,131
Cash on hand and at banks	1,711	8,244
Other cash equivalents	2,132	1,887

Unaudited data.

(*)	Revised data: 2014 comparative information were revised to reflect the cash flows of Telefónica UK as discontinued operation (see Note 14).

The accompanying condensed Notes 1 to 16 and Appendix I are an integral part of these consolidated statements of cash flows.

Telefónica, S.A.      8

Condensed consolidated interim financial statements 2015

Telefónica, S.A. and subsidiaries composing the Telefónica Group

Condensed explanatory notes to the condensed consolidated interim financial statements (condensed annual accounts) for the six-months ended June 30, 2015

Note 1. Introduction and general information

Telefónica, S.A. and its subsidiaries and investees (hereinafter “Telefónica”, “the Company”, the “Telefónica Group” or “the Group” indistinctively) make up an integrated and diversified telecommunications group operating mainly in Europe and Latin America. The Group’s activity is centered around services of wireline and wireless telephony, broadband, internet, data traffic, pay TV and other digital services.

The parent company of the Group is Telefónica, S.A., a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).

As a multinational telecommunications company which operates in regulated markets, the Group is subject to different laws and regulations in each of the jurisdictions in which it operates, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.

In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.

Note 2. Basis of presentation

The condensed consolidated interim financial statements for the six-month period ended June 30, 2015 (hereinafter the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting and Article 12 of Royal Decree 1362/2007, of October 19. Therefore, they do not contain all the information and disclosures required in complete annual consolidated financial statements and, for adequate interpretation, should be read in conjunction with the consolidated annual financial statements for the year ended December 31, 2014.

The accompanying interim financial statements were approved by the Company’s Board of Directors at its meeting of July 29, 2015.

The figures in these interim financial statements are expressed in millions of euros, unless otherwise indicated, and therefore may be rounded.

Telefónica, S.A.      9

Condensed consolidated interim financial statements 2015

Note 3. Comparison of information

Comparisons in the accompanying interim financial statements refer to the six-month periods ended June 30, 2015 and 2014, except in the consolidated statement of financial position, which compares information at June 30, 2015 and at December 31, 2014. The consolidated income statement, statement of comprehensive income and statement of cash flows for the first half of 2014 have been revised to show the results of Telefónica UK as discontinued operation (see Note 14).

The main changes in the consolidation scope are described in Appendix I.

With respect to seasonality, the historical performance of consolidated results does not indicate that the operations of the Group, taken as a whole, are subject to significant variations between the first and second halves of the year.

The main events affecting comparability of the consolidated information for the six months ended June 30, 2015 are described below:

a) Agreement to sell Telefónica’s operations in the United Kingdom

On March 24, 2015 Telefónica, S.A. signed an agreement with the Hutchison Whampoa Group to acquire Telefónica’s operations in the UK (see Note 13).

In accordance with IFRS 5, the companies included in the transaction have been recognized as a disposal group held for sale and its operations classified as discontinued operations (see Note 14). Therefore:

•	The consolidated assets and liabilities subject to the transaction have been reclassified under “Non-current assets and disposal groups held for sale” and “Liabilities associated with non-current assets and disposal groups held for sale”, respectively, in the consolidated statement of financial position at June 30, 2015.

•	The non-current assets ceased to be amortized and depreciated for accounting purposes once they were reclassified as assets held for sale.

•	The results of Telefónica UK have been recognized under “Profit after tax from discontinued operations” in the consolidated income statements for the six-months ended June 30, 2015 and 2014.

•	The cash flows of Telefónica UK are reported separately from continuing operations in the consolidated statements of cash flows for the six-months ended June 30, 2015 and 2014.

b) Exchange rate regime in Venezuela

On January 24, 2014 Exchange Agreement No. 25 came into force, which established that the requests for the liquidation in US dollars corresponding to, among others, the telecommunications industry would be settled at the foreign exchange of rate resulting from the allocations conducted through the Complementary System for Administration of Foreign Currency (SICAD I). Moreover, an additional currency exchange system more widely accessible, named SICAD II, was set up.

Therefore, Telefónica Group’s results and cash flows in the first half of 2014 were converted at the exchange rate of 10.60 bolivars per US dollar (last reference of SICAD I at June 30, 2014).

In the absence of SICAD I auctions since mid-October 2014 and the lack of expectations of a close resumption, in a macroeconomic context aggravated by the fall of the oil prices, the Company decided to take as a reference the rate resulting in the allocations conducted through SICAD II for translating the financial statements of the Venezuelan subsidiaries, since it was considered the most representative among the available official exchange rates at 2014 year-end.

Thereby, items denominated in bolivars in the financial statements at December 31, 2014 were converted to the exchange rate of 49.988 bolivars per US dollar (last update of SICAD II at December 31, 2014).

Telefónica, S.A.      10

Condensed consolidated interim financial statements 2015

On February 12, 2015 Exchange Agreement No. 33 entered into force and implied the unification of the previous currency systems SICAD II and SICAD I in a new SICAD, as well as the creation of a new currency exchange system named Marginal System for Foreign Currency (Sistema Marginal de Divisas, SIMADI).

Telefónica Venezuela has legal capacity to buy dollars at the SICAD exchange rate, nevertheless during the last quarter of 2014 and to date no SICAD auction has been called for telecommunications, and the amount per participant in auctions undertaken for other industries was very small.

According to IAS 21, the Group has used the SIMADI exchange rate to convert the items denominated in bolivars at June 30, 2015, since considered the available official exchange rate which better reflects the situation of the Company at the date of these consolidated interim financial statements. The last exchange rate at June 30, 2015 has been 197.30 bolivars per US dollar.

The main impacts in the consolidated interim financial statements at June 30, 2015, as a result of the change to this new currency system are as follows:

•	The decrease of the Telefónica Group’s net assets, in the caption “Translation Differences” of 399 million euros, as a result of the conversion to euros at the new exchange rate, partially offset in the period by the impact in equity of the inflation adjustment

•	As part of the decrease mentioned in the preceding paragraph, the value in euros of the financial assets denominated in bolivars decreased by approximately 338 million euros, as the balance as of June 30, 2015.

•	The results and cash flows generated by the Telefónica Group in Venezuela in the first half of 2015 have been converted at the closing exchange rate resulting from the SIMADI allocations, which implies a reduction in the Operative Income Before Depreciation and Amortization (OIBDA) and in the profit for the period of approximately 90 and 364 million euros, respectively, compared to the use of the latest exchange rate with reference to SICAD II.

c) Acquisition of 100% stake in GVT

Once the pertinent regulatory authorizations were obtained, Telefónica Brasil, S.A. acquired from Vivendi, S.A. the 100% of the share capital of Global Village Telecom, S.A. and its holding company GVT Participações, S.A. (collectively “GVT”).

Consequently, the Group consolidates GVT from May 1, 2015 using the full consolidation method. The main impacts are detailed in Note 6.

d) Acquisition of 56% stake in Distribuidora de Televisión Digital, S.A. (DTS)

Once the pertinent regulatory authorizations were obtained, on April 30, 2015 Telefónica, through its subsidiary Telefónica de Contenidos, S.A.U. acquired 56% of the share capital of Distribuidora de Televisión Digital, S.A. (DTS) owned by Promotora de Informaciones, S.A. (PRISA).

Following the transaction, the Telefónica Group holds 100% of the share capital of DTS, which was incorporated in the consolidation perimeter from April 30, 2015 under the full consolidation method. The 44% stake in DTS prior to the transaction was accounted for by the equity method. The main impacts of this transaction are explained in Note 6.

e) Demerger of Telco and sale of the ownership interest in Telecom Italia

In the first half of 2015 the demerger of Telco, S.p.A. was formalized, thereafter Telefónica received the assets and liabilities equivalent to its interest in this entity (see Note 13), which were presented as a financial asset available for sale at 2014 year-end.

In this same period, Telefónica divested of its entire stake in Telecom Italia, S.p.A., in accordance with the regulatory and competition commitments assumed, and settled the shareholders loan assumed.

The related transactions with this divestment are described in detail in Note 10.

Telefónica, S.A.      11

Condensed consolidated interim financial statements 2015

f) Acquisition of E-Plus

Telefónica finalized the E-Plus Mobilfunk GmbH &Co KG (E-Plus) purchase on October 1, 2014, once the approval of the European Commission was obtained and the share capital increase by Telefónica Deutschland Holding, A.G. to finance the operation was completed.

Following the acquisition of E-Plus, the Telefónica Group’s stake in Telefónica Deutschland Holding, A.G. decreased from 76.83% to 62.1%. The Group consolidates E-Plus from October 1, 2014 using the full consolidation method.

g) Sale of ownership interest in Telefónica Ireland, Ltd.

In June 2013 Telefónica reached an agreement with Hutchison Whampoa Group for the sale of Telefónica’s 100% participation in Telefónica Ireland, Ltd. for 850 million euros, including an initial cash consideration of 780 million euros to be paid at the closing of the transaction, and an additional deferred payment of 70 million euros to be settled based on the completion of agreed financial objectives.

The sale was concluded on July 15, 2014, once the pertinent regulatory authorizations were obtained.

h) Sale of ownership interest in Telefónica Czech Republic, a.s.

On November 5, 2013 Telefónica reached an agreement to sell 65.9% of Telefónica Czech Republic, a.s. to PPF Group N.V.I. for an equivalent amount of approximately 2,467 million euros in cash at the date of the agreement.

The transaction was completed in January 2014, once the pertinent regulatory authorization was obtained, and the entity was removed from the consolidation scope as of January 1, 2014. The impact to Equity attributable to non-controlling interests in the first half of 2014 was a 666 million euros decrease.

Note 4. Accounting policies

The accounting policies applied in the preparation of the interim consolidated financial statements for the six months ended June 30, 2015 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2014, except for the adoption, on January 1, 2015, of new amendments to standards published by the International Accounting Standards Board (IASB), and adopted by the European Union for application in Europe, noted below:

•	Defined Benefit Plans: Employee Contributions – Amendments to IAS 19 Employee Benefits

These amendments clarify the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. In addition, the amendments clarify that, if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognise such contributions as a reduction in the service cost in the period in which the service is rendered. The application of these amendments had no impact on the Group’s interim consolidated financial position or results.

•	Improvements to IFRS 2010-2012

•	Improvements to IFRS 2011-2013

The annual improvements projects provide a vehicle for making non-urgent but necessary amendments to IFRSs, with the aim of removing inconsistencies and clarifying wording. These improvements do not have a significant impact on the Group’s interim consolidated financial position or results.

New standards and amendments to standards issued but not effected as of June 30, 2015

At the date of preparation of the interim consolidated financial statements, the following IFRS and amendments had been published, but their application was not mandatory:

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Condensed consolidated interim financial statements 2015

Standards and amendments		Mandatory application: annual periods beginning on or after

Improvements to IFRS 2012-2014		January 1, 2016

IFRS 14	Regulatory Deferral Accounts	January 1, 2016

Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016

Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016

Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants	January 1, 2016

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	January 1, 2016

Amendments to IAS 1	Disclosure Initiative	January 1, 2016

Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception	January 1, 2016

IFRS 15	Revenues from Contracts with Customers	January 1, 2017

IFRS 9	Financial instruments	January 1, 2018

Based on the analyses made to date, the Group estimates that the adoption of most of these standards, amendments and improvements will not have a significant impact on the consolidated financial statements in the initial period of application. However, IFRS 15 is likely to have an impact in the timing and amount of revenue recognition in connection with certain bundled revenue transactions. The Group is currently assessing the impact of the application of this standard. Also, the changes introduced by IFRS 9 will affect financial instruments and transactions with financial instruments carried out on or after January 1, 2018.

Note 5. Segment information

The organizational structure approved by the Board of Directors of Telefónica, S.A. on February 26, 2014 was made up of the following segments: Telefónica Spain, Telefónica Brazil, Telefónica Germany, Telefónica UK and Telefónica Hispanoamérica (formed by the Group’s operators in Argentina, Chile, Peru, Colombia, Mexico, Venezuela and Central America, Ecuador and Uruguay).

As described in Note 3.a), Telefónica’s companies in the UK have been recognized as a disposal group held for sale and its operations classified as discontinued operations. Therefore, the segment information for the first half of 2014 has been revised. A breakdown of the results and cash flows for discontinued operations, along with the assets and liabilities held for sale, are included in Note 14.

These segments include the information relating to wireline, wireless, cable, data, internet and television businesses and other digital services in accordance with each location. “Other companies and eliminations” includes the companies belonging to the transverse areas as well as other Group companies and eliminations in the consolidation process.

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Condensed consolidated interim financial statements 2015

Segment reporting takes into account the impact of the purchase price allocation to assets acquired and the liabilities assumed from the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, irrespective of their legal structure.

The Group manages borrowing activities and taxes centrally. Therefore, it does not disclose the related assets, liabilities, revenue and expenses by reportable segments. In addition, revenue and expenses arising from intra-group invoicing for the use of the trademark and management services have been eliminated from the operating results of each Group segment. These adjustments have no impact on the Group’s consolidated results.

Inter-segment transactions are carried out at market prices.

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Condensed consolidated interim financial statements 2015

The following table presents income and capital expenditures information regarding the Group’s operating segments comprising continuing operations for the six months ended June 30, 2015 and 2014:

January-June 2015
Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other and eliminations	Total Group
External revenues	5,743	3,838	5,720	7,014	1,104	23,419
Inter-segment revenues	101	11	17	118	(247)	—
Other operating income and expenses	(3,246)	(2,980)	(3,978)	(4,980)	(915)	(16,099)
Operating income before depreciation and amortization (OIBDA)	2,598	869	1,759	2,152	(58)	7,320
Depreciation and amortization	(923)	(1,120)	(964)	(1,078)	(167)	(4,252)
Operating income	1,675	(251)	795	1,074	(225)	3,068
Capital expenditures	887	1,658	961	1,474	114	5,094

January-June 2014 (revised)
Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other and eliminations	Total Group
External revenues	5,887	2,275	5,468	7,003	1,063	21,696
Inter-segment revenues	105	9	16	63	(193)	—
Other operating income and expenses	(3,247)	(1,769)	(3,752)	(4,799)	(878)	(14,445)
Operating income before depreciation and amortization (OIBDA)	2,745	515	1,732	2,267	(8)	7,251
Depreciation and amortization	(905)	(583)	(876)	(1,072)	(174)	(3,610)
Operating income	1,840	(68)	856	1,195	(182)	3,641
Capital expenditures	703	266	833	1,234	109	3,145

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Condensed consolidated interim financial statements 2015

The following table compares segment assets, liabilities and investments accounted for by the equity method at June 30, 2015 and December 31, 2014:

June 2015
Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other and eliminations	Companies held for sale (Note 14)	Total Group
Investments accounted for by the equity method	2	—	3	2	68	—	75
Fixed assets	14,003	17,195	27,007	15,316	3,738	—	77,259
Total allocated assets	18,252	20,231	34,803	22,263	20,156	14,933	130,638
Total allocated liabilities	10,618	6,688	10,227	14,884	48,481	4,221	95,119

December 2014
Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Telefónica UK	Other and eliminations	Total Group
Investments accounted for by the equity method	2	—	3	2	2	779	788
Fixed assets	14,057	16,703	21,795	14,922	11,173	2,157	80,807
Total allocated assets	18,520	21,186	28,570	21,800	14,105	18,118	122,299
Total allocated liabilities	9,599	6,645	8,898	14,480	4,740	47,648	92,010

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Condensed consolidated interim financial statements 2015

Note 6. Business combinations and acquisitions of non-controlling interests

Business combinations

Acquisition of GVT

On September 19, 2014 Telefónica, S.A. signed an agreement with Vivendi, S.A, for the acquisition by Telefónica Brasil, S.A. of Global Village Telecom, S.A and its holding company GVT Participações, S.A. (jointly “GVT”) for a cash consideration of 4,663 million euros (through payment in cash and debt assumption), as well as delivery of shares representing 12% of the share capital of the new Telefónica Brasil, S.A. resulting from the integration with GVT.

Once the pertinent regulatory authorizations were obtained, the Extraordinary General Shareholders Meeting of Telefónica Brasil, S.A. held on May 28, 2015, approved the acquisition.

The sale and purchase agreement contemplates a contingent consideration regarding a legal deposit set up by GVT. In September 2014, GVT requested the cancellation of the deposit and the return of the amount deposited. The amount recovered based on a final ruling will be returned to Vivendi. The deadline for this is 15 years. The fair value of the contingent consideration on the acquisition date is 102 million euros.

As a consequence of the acquisition of GVT, the stake of Telefónica Group in Telefónica Brasil decreased from previous 73.96% to 65.59% (70.13% after the acquisition of a 4.5% stake from Vivendi described below).

The share capital increase at Telefónica Brasil, S.A. and the aforementioned dilution of the Group’s percentage stake had an adverse effect on Equity attributable to the parent Company in the amount of 426 million euros and a positive effect on Equity attributable to non-controlling interests in the amount of 4,262 million euros.

GVT is headquartered in Brazil where it provides mostly fixed telephony, data, multimedia and pay TV services. With this acquisition, Telefónica Group reinforces its leadership position in the telecommunications sector in Brasil. The combination of Telefónica Brasil and GVT infrastructures, product portfolio and commercial network will maximize the penetration of products in the mobile and fixed segments of both customer basis, as well as increase presence in corporate customers and small and medium size companies. Additionally synergies can be obtained as consequence of operating expenses reduction and less investment in transmission networks and the Company can take advantage of economy of scale related to set up costs and satellite infrastructure.

The table below sets out the consideration transferred the fair values of the assets and liabilities identified at the acquisition date, and the goodwill generated.

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Condensed consolidated interim financial statements 2015

Millions of euros
Gross cash consideration	4,663
Contingent consideration	102
Fair value of 12% of Telefónica Brasil transferred	2,476
Consideration transferred	7,241
Price adjustment for net debt and hedges	(2,141)
Intangible assets	834
Customer relationships	719
Other intangible assets	115
Fixed assets	2,652
Deferred tax assets	77
Customers	341
Other assets	258
Cash and cash equivalents	119
Financial debt	(2,102)
Trade and other payables	(331)
Other liabilities	(265)
Fair value of net assets	1,583
Goodwill (Note 7)	3,517

Customer relationships were valued using the MEEM (“Multiple Excess Earnings Method”), which is based on calculating the discounted cash flows reflecting the economic benefits attributable to the customer base after consideration of all value contributions of other assets.

At the acquisition date contingent liabilities recognized at fair value amounted to 128 million euros. The deductibility of the goodwill for tax purposes amounts 3,412 million of euros.

The breakdown of customers’ fair value at the date of acquisition was as follows:

Millions of euros	Gross contractual value	Impairment	Preliminary fair value
Customers	437	(96)	341

The contribution of GVT since its incorporation to the consolidation perimeter and until June 30, 2015 was 266 million euros to revenues and negative 15 million euros to profit for the year, after the impact of the amortization of the assets identified in the purchase price allocation.

At the date of authorization for issue of the accompanying interim financial statements, the Group was in the process of reviewing the fair value of the identifiable assets acquired and liabilities assumed from GVT. This analysis is due to conclude in the coming months and no later than twelve months from the acquisition date established in the standard. Likewise, the process to adjust the final price is pending completion, based on the determination of the working capital and the net debt in accordance with the acquisition agreement.

Acquisition of 56% de DTS

On May 6, 2014 Telefónica submitted a binding offer for the acquisition of 56% of the share capital of Distribuidora de Televisión Digital, S.A. (DTS) owned by PRISA. On June 2, 2014, the parties signed the sale and purchase agreement, subject to competence authorities’ clearance.

Once the relevant competence authorizations were obtained, on April 30, 2015 the acquisition by Telefónica was completed (through its subsidiary Telefónica de Contenidos, S.A.U.) for an initial consideration of 707

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Condensed consolidated interim financial statements 2015

million euros. According to the sale and purchase agreement, Telefónica paid 80% at the acquisition date and the remaining 20% will be paid once the working capital and net debt adjustments will be finalized, which could lead to a price variance.

After the acquisition of a 22% stake to Mediaset España Comunicación, S.A. on July 4, 2014, the Group had a stake of 44% in DTS registered under the equity method; this is therefore a step acquisition. Hence the consideration has been calculated as the result of adding to the price paid for the 56% acquired, the fair value of the previous stake, which does not differ materially from the net carrying amount.

DTS has 1.4 million pay TV customers and more than 25 years of experience in the sector. With its acquisition, Telefónica reinforces its position as a global video company, becoming the company of reference in the pay TV business in Spain, reinforcing its contents offer and acquiring new global capacities in the TV business.

The table below sets out the total consideration, the fair values of the assets acquired and liabilities assumed identified at acquisition date, and the goodwill generated.

Millions of euros
Initial cash payment	566
Amount pending of payment	141
Initial consideration for the 56% stake acquired	707
Fair value of the prior stake	739
Intangible assets	385
Customer relationships	369
Other intangible assets	16
Fixed assets	88
Deferred tax assets	405
Trade and other receivables	49
Other assets	171
Financial debt	(344)
Trade and other payables	(387)
Other liabilities	(64)
Fair value of net assets	303
Goodwill (Note 7)	1,143

Customer relationships were valued using the MEEM (“Multiple Excess Earnings Method”), which is based on calculating the discounted cash flows reflecting the economic benefits attributable to the customer base after consideration of all value contributions of other assets.

DTS was integrated in the consolidation perimeter from April 30, 2015 under full consolidation method. DTS contribution since its incorporation to the consolidation perimeter to June 30, 2015 amounted 158 million euros to the revenues and negative 22 million euros to the profit of the period, after the impact of the amortization of the assets identified in the purchase price allocation.

None of the goodwill recognized is expected to be deductible for income tax purposes.

At the date of authorization for issue of the accompanying interim financial statements, the purchase price allocation process had not been completed, and thus changes may be made to the fair values of the assets and liabilities. Specifically, the analysis of the Group´s capacity to use the tax credits of DTS in the future considering criteria establishes in IAS 12 is pending to be finished, as well as the valuation of the contingent liabilities of DTS.

Acquisitions of non-controlling interests

Acquisition from Vivendi of 4.5% of Telefónica Brasil

On June 24, 2015 in accordance with the commitments undertaken in the acquisition agreement with GVT, Telefónica proceeded to deliver (through its fully-owned subsidiary Telco TE, S.p.A.) 1,110 million ordinary

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Condensed consolidated interim financial statements 2015

shares in Telecom Italia, S.p.A. representing 8.2% of the voting equity of Telecom Italia, S.p.A. (equivalent to 5.7% of its share capital) to Vivendi, S.A. and received from Vivendi, S.A. all of the ordinary shares and part of the preference shares of Telefonica Brasil, S.A. which Vivendi, S.A. had received from the sale of GVT, which jointly represent 4.5% of the share capital of Telefónica Brasil, S.A. The fair value of the Telecom Italia, S.p.A. shares delivered to Vivendi as part of the consideration has been calculated on the basis of their market price at the date of the closing of the operation, amounting to 1,308 million euros. The difference between the fair value of the consideration and the valuation of the minority interest in Telefónica Brasil had an adverse effect on Equity attributable to the parent Company in the amount of 332 million euros.

After the acquisition of the 4.5% stake of Telefónica Brasil, S.A. from Vivendi, S.A., the stake of Telefónica Group increased to 70.13% (70.22% considering Telefónica Brasil, S.A. own shares).

Note 7. Intangible assets, property, plant and equipment and goodwill

The movements in “Intangible assets” and “Property, plant and equipment” in the first half of 2015 are as follows:

Millions of euros	Intangible assets	Property, plant and equipment	Total
Balance at December 31, 2014	22,353	33,343	55,696
Additions	1,872	3,222	5,094
Depreciation and amortization	(1,622)	(2,630)	(4,252)
Disposals	—	(47)	(47)
Inclusion of companies	1,219	2,740	3,959
Translation differences and hyperinflation adjustments	(332)	(351)	(683)
Transfers and others	(2,478)	(3,805)	(6,283)

Balance at June 30, 2015	21,012	32,472	53,484

Additions of intangibles assets in the first half of 2015 include the acquisition of radioelectric spectrum by Telefónica Deutschland for 1,198 million euros (1,195 million euros considering the present value of future payments), on the following frequencies:

•	700 MHz: two blocks of 2x5 MHz

•	900 MHz: two blocks of 2x5 MHz

•	1800 MHz: two blocks of 2x5 MHz

The amount paid in June 2015 was 976 million euros and the amount pending payment is 222 million euros, of which 111 million euros expire on July 1, 2016 and 111 million euros on July 1, 2017.

Additional investments in radioelectric spectrum were also made in Argentina (204 million euros) and Ecuador (135 million euros).

“Inclusion of companies” corresponds to the acquisition of GVT and DTS (see Note 6).

“Transfers and others” mainly includes the classification of property, plant and equipment and intangible assets of Telefónica UK to “Non-current assets and disposal groups held for sale” (see Note 14).

The movement in “Goodwill” in the first half of 2015 is as follows:

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Condensed consolidated interim financial statements 2015

Millions of euros	Goodwill
Balance at December 31, 2014	25,111
Translation differences and hyperinflation adjustments	(302)
Additions	4,660
Transfers and others	(5,694)

Balance at June 30, 2015	23,775

“Additions” correspond to the acquisition of GVT and DTS (see Note 6).

“Transfers and others” mainly includes the classification of the goodwill assigned to Telefónica UK to “Non-current assets and disposal groups held for sale” (see Note 14).

Note 8. Related parties

Significant shareholders

The main transactions carried out between Group companies and significant shareholders Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and Fundación Bancaria Caixa d’Estalvis y Pensions de Barcelona (“la Caixa”), including the dependent subsidiaries of their respective consolidated groups, are as follows:

Revenues and expenses	January-June	January-June
Millions of euros	2015	2014
Finance costs	17	21
Receipt of services	35	35
Other expenses	1	2

EXPENSES	53	58

Finance income	9	24
Dividends received (1)	9	8
Services rendered	62	73
Sale of goods	2	2
Other income	—	52

REVENUES	82	159

Other transactions	January-June	January-June
Millions of euros	2015	2014
Finance arrangements: loans and capital contributions (borrower)	852	350
Guarantees	363	585
Commitments	103	101
Finance arrangements: loans and capital contributions (lender)	372	5,210
Financial lease contracts	—	4
Dividends	214	225
Factoring operations	124	108
Derivative transactions (nominal value)	25,121	19,789
Other transactions	2	1

(1)	At June 30, 2015, Telefónica holds a 0.70% stake in the share capital of BBVA.

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Condensed consolidated interim financial statements 2015

Other related parties

In the first half of 2015, Telefónica Móviles España, S.A.U. transferred 300 mobile phone towers to Abertis pursuant to a framework agreement signed by both parties in 2014, generating a gain of 38 million euros recognised under “Other income” in the accompanying consolidated income statement. At the time of this transaction, two members of Telefónica, S.A.’s Board of Directors were also board members of Abertis Infraestructuras, S.A., the parent company of Abertis.

Associates and joint ventures

The breakdown of amounts recognized in the consolidated statements of financial position and income statements related to associates and joint ventures is as follows:

Millions of euros	06/30/2015	12/31/2014
Investments accounted for by the equity method	75	788
Loans to associates and joint ventures	17	16
Receivables from associates and joint ventures for current operations	10	43
Financial debt, associates and joint ventures	—	21
Payables to associates and joint ventures	219	724

Millions of euros	January-June 2015	January-June 2014(*)
Share of (loss) profit of investments accounted for by the equity method	(4)	(54)
Revenue from operations with associates and joint ventures	3	167
Expenses from operations with associates and joint ventures	18	245
Financial income with associates and joint ventures	8	25
Financial expenses with associates and joint ventures	—	—

(*)	Revised data.

The table above includes the transactions with Telco, S.p.A. in the January-June 2014 period. The investment in Telco, S.p.A. was classified as available-for-sale financial asset at December 31, 2014. In the first half of 2015 Telefónica sold its stake in Telecom Italia, S.p.A., according to the regulatory and competition commitments assumed (see Note 13).

On April 30, 2015 the acquisition of the 56% of DTS Distribuidora de Televisión Digital, S.A was completed (see Note 6). From this transaction, DTS and its subsidiaries are incorporated to the Telefonica Group consolidation perimeter under full consolidation method. Until April 30, 2015, the previous stake held by Telefonica Group (44%) was registered under equity method.

Directors’ and Senior Executives’ compensation and other information

Pursuant to the disclosures established in Circular 1/2008, of January 30, of the Comisión Nacional del Mercado de Valores (the Spanish national securities commission, or CNMV), on periodic reporting by issuers, the compensation and benefits paid to members of the Company’s Board of Directors in the first six months of 2015 and 2014 are as follows:

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Condensed consolidated interim financial statements 2015

Directors Thousands of euros	January-June 2015	January-June 2014
Fixed remuneration	4,592	5,172
Variable remuneration (1)	10,900	8,722
Attendance fees	142	83
Other (2)	3,201	1,943

TOTAL	18,835	15,920

(1)	In the amount shown as “Variable remuneration” includes the bonuses corresponding to the year 2014, that were paid during the first quarter of 2015, were as follows: Mr. César Alierta Izuel 4,027,486 euros, Mr. José Maria Álvarez-Pallete López 3,471,965 euros, Ms. Eva Castillo Sanz 1,200,000 euros and Mr. Santiago Fernández Valbuena 4,418,100 Brazilian Real (1,337,933 euros at the exchange rate of June 2015).

Also, includes an additional sum of 862,475 euros in the amount shown as “Variable remuneration”, received by Ms. Eva Castillo Sanz in January 2015 in settlement of her participation in the “Performance & Investment Plan” (equal to the value of the Telefónica, S.A. shares to which she was entitled for participating in such plan), for the two cycles covering 2012-2015 and 2013-2016.

(2)	On February 26, 2014, Ms. Eva Castillo Sanz ceased to hold office as Chair of Telefónica Europe, although she continued to fulfill duties at the Telefónica Group other than those inherent in her capacity as Director through December 31, 2014. After that date, Ms. Eva Castillo Sanz stopped performing any duties other than those inherent in her capacity as Director, and received 2,405,000 euros in January 2015 as compensation for the aforementioned termination. This amount is listed under the figure entered in this section.

Other benefits for Directors Thousands of euros	January-June 2015	January-June 2014
Pension funds and plans: contributions	62	74
Life insurance premiums	49	50

TOTAL	111	124

In addition, the total amounts paid to Senior Executives of the Company, excluding those that are also members of the Board of Directors, for all items in the first six months of 2015 and 2014 are as follows.

Executives Thousands of euros	January-June 2015	January-June 2014
Total compensation paid to Directors	8,599	8,356

Note 9. Changes in equity and shareholder remuneration

Capital increase

On April 20, 2015 the public deed evidencing the share capital increase granted by Telfefónica, S.A. had been registered with the Commercial Registry of Madrid for a nominal value of 281 million euros recorded as “share capital”. The difference with the effective amount issued, amounting 3,048 million euros was recorded as Share premium. Consequently, the share capital of Telefónica, S.A. was amounted to 4,938,417,514 euros, represented by 4,938,417,514 shares with a nominal value of 1 euro each.

Dividends

Approval was given at the Board of Directors’ Meeting of April 29, 2015 to pay a gross 0.4 euros dividend per outstanding share against 2015 profit. This dividend was paid on May 12, 2015 and the total gross amount paid was 1,912 million euros.

Approval was given at the General Shareholders’ Meeting of May 12, 2015 to pay a scrip dividend amounting to approximately 0.35 per share consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments, following a specific calculation mechanism which might result in variations of the amount. It is envisaged that the distribution will take place during the fourth quarter of 2015. The adoption of the corresponding corporate resolutions will take place in due course.

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Condensed consolidated interim financial statements 2015

Approval was given at the Board of Directors’ Meeting of April 25, 2014 to pay a gross 0.4 euros dividend per outstanding share against 2014 profit. This dividend was paid on May 7, 2014 and the total amount paid was 1,790 million euros.

Approval was given at the General Shareholders’ Meeting of May 30, 2014 to pay a scrip dividend consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments. The dividend was paid on December 8, 2014, representing an impact in equity of 242 million euros.

Other equity instruments

On March 30, 2015, Colombia Telecomunicaciones S.A. ESP issued subordinated perpetual notes (considered as equity instruments) in an aggregate principal amount of 500 million U.S. dollars and subject to a call option exercisable by Colombia Telecomunicaciones S.A. ESP starting on the fifth anniversary of the issuance date. The securities will bear interest on their principal amount as follows:

(i)	from and including March 30, 2015 (the “Issue Date”) to but excluding March 30, 2020 (the “First Call Date”), the securities will bear interest at a rate of 8.50% per annum, payable semi-annually in arrears on each interest payment date; and

(ii)	from and including the First Call Date to but excluding the redemption date, if any, for each reset period the securities will bear interest at a rate equal to the relevant Five Year Swap Rate expressed as a percentage, plus the initial margin; plus

(a) in respect of reset periods commencing on or after the First Call Date: 0.25%; plus

(b) in respect of reset periods commencing on or after March 30, 2035: a further 2.75% (unless the issuer’s Standard & Poor’s credit rating shall have been upgraded to investment grade and is effective at March 30, 2035, then such 2.75% increase shall only become effective for reset periods commencing on or after March 30, 2040).

Additionally, the issuer has an option to defer the payment of coupons; holders of these securities cannot call for payment.

As the repayment of principal and the payment of coupons depend solely on Telefónica’s decision, these subordinated perpetual instruments are equity instruments and are presented under “Other equity instruments” in the accompanying consolidated statement of changes in equity.

The payment of the coupons in the first half of 2015 in an aggregate amount, net of tax effects, of 72 million euros, related to the undated deeply subordinated securities issued in previous years, had a negative impact on “Retained earnings” in the consolidated statements of changes in equity.

Translation differences

In the first six months of 2015, the equity attributable to the equity holders of the parent decreased by 294 million euros due to exchange rate movements, mainly the depreciation of the Venezuelan bolivar (see Note 3.b) and the Brazilian real, partially offset by the appreciation of the pound sterling.

Treasury shares

The following transactions involving treasury shares were carried out in the six months ended June 30, 2015 and 2014:

Number of shares
Treasury shares at December 31, 2014	128,227,971
Acquisitions	52,291,005
Disposals	(244,098)

Treasury shares at June 30, 2015	180,274,878

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Condensed consolidated interim financial statements 2015

Number of shares
Treasury shares at December 31, 2013	29,411,832
Acquisitions	54,925,679
Disposals	(125,080)

Treasury shares at June 30, 2014	84,212,431

The cost of the acquired treasury shares in the first semester of 2015 was 659 million euros (633 million euros in the same period of 2014).

Treasury shares in portfolio at June 30, 2015 are directly held by Telefónica, S.A. and represent 3.65% of its share capital.

The Group held 38 million and 110 million options on treasury shares, to be settled physically, at June 30, 2015 and 2014, respectively.

The Company also has a derivative financial instrument on approximately 33 million Telefónica shares, subject to net settlement, recognized under “Current financial assets” of the accompanying consolidated statement of financial position.

On June 30, 2015, the second phase of the Telefónica, S.A. long-term incentive plan called “Performance and Investment Plan 2012-2015” (“PIP 2012-2015”) ended. The level of the “Total Shareholder Return” (TSR) achieved resulted in the delivery of 77% of the shares assigned to the employees included in this plan (3,696,668 shares).

Telefónica, S.A.      25

Condensed consolidated interim financial statements 2015

Note 10. Financial assets and liabilities

The breakdown of financial assets and liabilities of the Telefónica Group at June 30, 2015 and December 31, 2014 is as follows:

June 30, 2015

	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available-for- sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Held-to- maturity investments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
Non-current financial assets	2,271	241	2,153	3,310	1,710	6,251	14	77	3,021	11,073	11,073
Investments	—	—	1,594	—	1,350	244	—	—	—	1,594	1,594

Long-term credits	—	241	559	—	84	702	14	—	1,950	2,750	2,228
Deposits and guarantees	—	—	—	—	—	—	—	77	1,593	1,670	1,669
Derivative instruments	2,271	—	—	3,310	276	5,305	—	—	—	5,581	5,582
Impairment losses	—	—	—	—	—	—	—	—	(522)	(522)	—

Current financial assets	761	108	96	792	508	1,249	—	7	4,140	5,904	5,904

Financial investments	761	108	96	792	508	1,249	—	7	297	2,061	2,061
Cash and cash equivalents	—	—	—	—	—	—	—	—	3,843	3,843	3,843

Total financial assets	3,032	349	2,249	4,102	2,218	7,500	14	84	7,161	16,977	16,977

The demerger of Telco, S.p.A. (registered to date as available-for-sale financial asset available for sale) was formalized on June 17, 2015. Thereafter, the ordinary shares in Telecom Italia, S.p.A. held by Telco, S.p.A. (equivalent to 22.3% of the company’s ordinary share capital) were assigned to shareholders, whereby the new company Telco TE, S.p.A., owned by Telefónica, received shares equivalent to 14.72% of the ordinary share capital of Telecom Italia (see Note 13).

Telefónica, S.A.      26

Condensed consolidated interim financial statements 2015

In compliance with the commitments undertaken in the acquisition agreement of Global Village Telecom, S.A. (GVT), in June Telefónica delivered 1,110 million ordinary shares in Telecom Italia, S.p.A. (representing 8.2% of the ordinary shares in the company) to Vivendi, S.A. in exchange for 4.5% of the share capital in Telefónica Brasil, S.A. (see Note 6).

Also, Telco TE, S.p.A. signed a sale and purchase agreement with a financial entity to transfer 872 million ordinary shares in Telecom Italia S.p.A., representing 6.5% of the ordinary shares of the latter, for approximately 1,025 million euros (see Note 13).

Likewise, Telefónica arranged several hedging instruments which will allow Telefónica, S.A. to repurchase the shares of Telecom Italia, S.p.A. that are necessary to meet its exchange obligations under the mandatory exchangeable bonds for shares of Telecom Italia, S.p.A., issued by Telefónica, S.A. in July 2014. These instruments are recorded under caption “Other financial liabilities” on the accompanying disclosure.

The positive impact in the Net financial expense for the first six months of 2015 related with the transactions with Telecom Italia shares described above amounted to 380 million euros.

Moreover, on February 27, 2015 Telco, S.p.A., repaid in full the banking debt owed and the subordinated bond with the available funds from the shareholders loans (2,555 million euros, out of which 1,687 million euros correspond to Telefónica according to its stake in the company). After Telco, S.p.A. demerger previously mentioned, the liability resulting from the loan granted to Telefónica was transferred to Telco TE, S.p.A. In June 2015 the shareholders loan was fully repaid.

June 30, 2015

	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total Fair value
Issues	—	—	—	—	—	—	44,850	44,850	48,428
Loans, other payables and other financial liabilities	2,500	—	996	121	3,375	—	13,877	17,373	17,602

Total financial liabilities	2,500	—	996	121	3,375	—	58,727	62,223	66,030

Telefónica, S.A.      27

Condensed consolidated interim financial statements 2015

December 31, 2014

	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available- for-sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Held-to- maturity investments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
Non-current financial assets	2,453	245	1,875	3,046	1,492	6,114	13	137	3,217	10,973	10,981

Investments	—	—	1,278	—	1,170	108	—	—	—	1,278	1,278
Long-term credits	—	245	597	—	84	745	13	47	2,248	3,137	2,643
Deposits and guarantees	—	—	—	—	—	—	—	90	1,471	1,561	1,561
Derivative instruments	2,453	—	—	3,046	238	5,261	—	—	—	5,499	5,499
Impairment losses	—	—	—	—	—	—	—	—	(502)	(502)	—

Current financial assets	500	97	63	571	423	808	—	9	8,221	9,461	9,454

Financial investments	500	97	63	571	423	808	—	9	1,692	2,932	2,925
Cash and cash equivalents	—	—	—	—	—	—	—	—	6,529	6,529	6,529

Total financial assets	2,953	342	1,938	3,617	1,915	6,922	13	146	11,438	20,434	20,435

Telefónica, S.A.      28

Condensed consolidated interim financial statements 2015

December 31, 2014

	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total Fair value
Issues	—	—	—	—	—	—	44,730	44,730	49,434
Loans, other payables and other financial liabilities	2,562	—	1,070	105	3,527	—	11,420	15,052	15,212

Total financial liabilities	2,562	—	1,070	105	3,527	—	56,150	59,782	64,646

Telefónica, S.A.      29

Condensed consolidated interim financial statements 2015

The movements in the Group’s issues in the six months ended June 30, 2015 and 2014 are as follows:

Millions of euros	Balance at December 31, 2014	Issues	Repurchases or redemptions	Net foreign exchange and other differences	Balance at June 30, 2015
Debt securities issued in an EU member state, which required the registration of a prospectus	26,708	611	(1,435)	243	26,127

Debt securities issued in an EU member state, which did not require the registration of a prospectus	710	1,592	—	(214)	2,088

Other debt securities issued outside of EU member states	17,312	15	(1,799)	1,107	16,635

TOTAL	44,730	2,218	(3,234)	1,136	44,850

Millions of euros	Balance at December 31, 2013	Issues	Repurchases or redemptions	Net foreign exchange and other differences	Balance at June 30, 2014
Debt securities issued in an EU member state, which required the registration of a prospectus	27,189	2,248	(4,558)	(27)	24,852

Debt securities issued in an EU member state, which did not require the registration of a prospectus	919	578	—	1	1,498

Other debt securities issued outside of EU member states	15,310	429	(216)	433	15,956

TOTAL	43,418	3,255	(4,774)	407	42,306

Telefónica, S.A.      30

Condensed consolidated interim financial statements 2015

The description of the main issues or cancellations in the first half of 2015 is as follows (in millions):

Issuer	ISIN Code	Issue / Redemption	Type of security	Transaction date	Nominal amount (million)	Issue currency	Equivalent (million euros)	Interest Rate	Listing Market
Telefónica Germany GmbH & Co. OHG	Various	Issue	Various(*)	03/13/15	300	EUR	300	2.375%	n/a
Telefónica Emisiones, S.A.U.	XS1249278976	Issue	Bond	06/18/15	300	EUR	300	Euribor 3M + 0.33%	London
Telefónica Emisiones, S.A.U.	US87938WAJ27	Redemption	Bond	01/15/15	(1,250)	USD	(1,068)	4.949%	New York
Telefónica Emisiones, S.A.U.	XS0494547168	Redemption	Bond	03/24/15	(993)	EUR	(993)	3.406%	London
Telefónica Emisiones, S.A.U.	US87938WAL72	Redemption	Bond	04/27/15	(900)	USD	(832)	3.729%	New York
Telefónica Emisiones, S.A.U.	XS0430779537	Redemption	Bond	06/02/15	(400)	EUR	(400)	Euribor 3M + 1.825%	London
Telefónica, S.A.	Various	Issue	Promissory Note	Various	18	EUR	18	0.247%	n/a
Telefónica, S.A.	Various	Redemption	Promissory Note	Various	(6)	EUR	(6)	0.290%	n/a
Telefónica Europe, B.V.	Various	Issue	Commercial Paper	Various	3,845	EUR	3,845	0.092%	n/a
Telefónica Europe, B.V.	Various	Redemption	Commercial Paper	Various	(2,252)	EUR	(2,252)	0.115%	n/a

(*)	Issuance of promissory notes (Schuldscheindarlehen) and registered bonds (Namensschuldverschreibung)

Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U. and Telefónica Europe, B.V.

Telefónica, S.A.      31

Condensed consolidated interim financial statements 2015

Interest-bearing debt arranged in the first half of 2015 includes mainly the following:

Transaction description	Limit 06/30/2015 (millions)	Currency	Outstanding balance 06/30/2015 (million of euros)	Arrangement date	Maturity date	Drawdown (million of euros)	Repayment (million of euros)
Telefónica, S.A.
Syndicated loan Tranche B	3,000	EUR	1,390	02/18/14	02/18/19	1,390	—
Syndicated loan	2,500	EUR	1,660	02/19/15	02/19/20	1,660	—
Syndicated loan Tranche A3(1)	—	EUR	—	07/28/10	04/01/15	—	(328)
Syndicated loan(2)	—	EUR	50	04/21/06	04/21/17	—	(650)
Telefónica Europe, B.V.
Bilateral loan on supplies(3)	—	USD	—	08/28/12	01/09/15	—	(714)
Bilateral loan on supplies(4)	—	USD	—	01/05/12	04/15/15	—	(354)
Syndicated loan Tranche E2(5)	—	EUR	—	03/02/12	02/19/15	—	—
Telefónica Finazas, S.A.U.
EIB – Mobile financing	—	EUR	—	12/03/07	01/30/15	—	(375)

(1)	During the first half of 2015 an early repayment for 328 million euros of the syndicated loan (Tranche A3) was made.
(2)	On 04/21/15 a repayment of the syndicated loan was made as scheduled for 350 million euros and on 06/30/15 an early repayment for 300 million euros was made.
(3)	On 01/09/15 an early repayment was made for 844 million dollars (equivalent to 714 million euros) of the bilateral loan on supplies originally scheduled to mature in 2023.
(4)	On 04/15/15 an early repayment was made for 375 million dollars (equivalent to 354 million euros) of the bilateral loan on supplies originally scheduled to mature in 2022.
(5)	On 02/19/15 an early cancellation was made of the Tranche E2 (of 756 million euros and 1,469 million pounds sterling) originally scheduled to mature in 2017.

Telefónica, S.A.      32

Condensed consolidated interim financial statements 2015

Note 11. Average number of Group employees

The average number of Group employees in the first six months of 2015 and 2014, excluding the employees in United Kingdom related to the discontinued operations, is as follows:

Average number of employees	June 2015	June 2014
Males	74,113	69,906
Females	46,120	42,561

Total	120,233	112,467

The average number of employees in the first six months of 2015 and 2014 related to the operations of Telefónica in the United Kingdom recorded as discontinued operations, amounts to 7,483 and 7,413 employees, respectively. Additionally, the average number of employees in the first six month of 2015 includes 9,781 employees incorporated in the consolidation scope due to the acquisition of E-Plus, GVT and DTS (see Notes 3 and 6).

Note 12. Income tax

The deviation in the first six months of 2015 and 2014 with respect to the income tax expense that would result from applying the statutory tax rates prevailing in each country where the Telefónica Group operates is due to the existence of tax incentives and non-deductible expenses in accordance with the rulings of the various tax authorities, and the recognition of the tax effects identified in the Group’s regular evaluation of the recoverability of tax losses.

In the first six months of 2014, as a result of the entry into force in Brazil of the law 12,973/14 on May 13, 2014, the tax effects were revisited for certain assets arising from the business combination of Telesp and Vivo Participaçoes and, therefore, the Telefonica Group revised the deferred tax assets associated with such assets. The impact on “Corporate income tax” in the consolidated income statement for the first six months of 2014 was a reduction in the expense of 394 million euros (291 million euros in “Profit for the period attributable to equity holders of the parent”).

In December 2012, the National Court of Justice issued a ruling on the inspection for the Tax Group in Spain for the years 2001 to 2004, accepting the tax losses incurred by the Group in relation to the transfer of certain interests in TeleSudeste, Telefónica Móviles México and Lycos as tax deductible and rejecting the other allegations. Although these conditions were confirmed in the appeal, the Company has not been able to benefit from these tax loss carryforwards relating to the assessments for years 2008 to 2011 due to the adjustments described below.

With regard to the tax inspections for the Tax Group in Spain for 2005 to 2007, in May 2015 the ruling was handed down on the appeal filed with the Large Taxpayers Central Office of the Spanish State Tax Agency against the tax assessment for which a non-consent form was signed in relation to corporate income tax from 2005 to 2007. This ruling rectifies certain adjustments made during the Inspection, dismissing the classification of interest on own capital (specific interests in Brazil) as dividends. The Company has filed an appeal against this decision before the Central Administrative Economic Court.

In July 2015 tax inspections for all taxes for the years 2008 to 2011 were completed, with the Company signing consent forms and non-consent forms in relation to corporate income tax, with zero payment as the adjustments made during this inspection were offset by the application of unused tax loss carryforwards. Although the tax assessment for which a non-consent form was signed did not require payment of any tax because it only proposed a reduction in unused tax loss carryforwards, the Company filed an appeal before Central Administrative Economic Court for the adjustments it contests.

Telefónica, S.A.      33

Condensed consolidated interim financial statements 2015

In view of the above and the current status of all tax assessments and inspections in Spain, the Group has recognized unused tax loss carryforwards for the amount of 1,121 million euros, leaving 631 million euros in prior unused tax loss carryforwards pending to be recognized at June 30, 2015.

Additionally, as explained in Note 10, the partial demerger of the Italian company Telco, S.p.A. took place in the first half of 2015, making the loss resulting from the difference between the acquisition price and the market value of the stake at the date of the demerger tax deductible.

With regard to the tax litigation currently being pursued by Telefónica Group companies in Peru, the Tax Court has ruled on the case filed by SUNAT relating to corporate income tax for the years 2000-2001 and payments on account in 2000, and the carry forward of balances to 1998 and 1999. As a result, in June 2015 the tax authority submitted to the Company Compliance Resolutions requiring the payment of 1,509 million Peruvian soles (approximately 436 million euros). Following the notifications received, liability referred to has been recorded in the accompanying interim financial statements.

Nevertheless, the aforementioned Resolutions have been appealed before the Tax Court, though the appropriate precautionary measures of suspension where requested in due time, as the final resolution of the substantive discussion of the aforementioned processes is currently in court. In relation to these court cases, the Group and its legal advisors believe that there are legal arguments that support its position.

Note 13. Other information

Litigation

With regard to ongoing litigation, the main developments in litigation reported in Note 21.a) to the consolidated annual financial statements for the year ended December 31, 2014 from that date to the date of authorization for issue of these interim financial statements are as follows:

Public civil procedure by the São Paulo government against Telefónica Brasil for alleged reiterated malfunctioning in services provided by Telefónica Brasil and request of compensation for damages to the customers affected

On April 13, 2015, the appeal was judged in favour of Telefonica, by unanimous vote, reversing the earlier decision in first instance. The Public Prosecutor may lodge an appeal.

Appeal against the decision of the European Commission dated January 23, 2013, to sanction Telefónica for the infringement of Article 101 of the Treaty on the functioning of the European Union

A hearing was held on May 19, 2015, at the General Court of European Union.

Judicial appeals against the decisions by the Conselho Administrativo de Defesa Econômica (CADE) regarding the acquisition by Telefónica, S.A. of stakes in Portugal Telecom, SGPS S.A. and Telco, S.p.A.

On December 4, 2013, the Brazilian Antitrust Regulator, CADE announced the two following decisions:

1.	To approve, with the restrictions, the acquisition by Telefónica of the entire participation held by Portugal Telecom, SGPS, S.A. and PT Móveis-Serviços de Telecomunicações, SGPS, S.A. (the “PT Companies”) in Brasilcel, N.V., which controlled the Brazilian mobile company, Vivo Participações, S.A. (“Vivo”).

Such transaction had already been approved by ANATEL (“Agencia Nacional de Telecomunicaciones de Brasil”) and the closing (which did not require CADE’s prior approval at the time), occurred immediately after ANATEL’s approval was granted on September 27, 2010.

This decision was granted by CADE subject to the following conditions:

(a)	the entry of a new shareholder in Vivo, sharing the control of Vivo with Telefónica, S.A. in conditions identical to those that were applicable to the PT Companies when they had a participation in Brasilcel N.V., or

Telefónica, S.A.      34

Condensed consolidated interim financial statements 2015

(b)	that Telefónica, S.A. ceases to have any direct or indirect financial interest in TIM Participações S.A.

Following the authorisation granted by CADE for the acquisition by Telefonica Brasil, S.A. of Global Village Telecom, S.A. and its holding company GVT Participacoes, S.A. (collectively “GVT”) and the demerger (spin-off) of Telco, on March 25, 2015, the decision of December 4, 2013, was overtaken, as Telefónica, S.A. committed to waive its voting rights in Telecom Italia and, also, to divest its entire stock participation in Telecom Italia.

In this regard, as described on Notes 6 and 10, respectively, Telefónica, S.A. delivered 1,110 million ordinary shares of Telecom Italia, S.p.A. (representing 8.2% of its ordinary shares) to Vivendi, S.A., obtaining from Vivendi, S.A. a 4.5% of the total share capital of Telefónica Brasil S.A. and to the sale, by means of an agreement with a financing institution, of 872 million ordinary shares of Telecom Italia S.p.A., representing 6.5% of the ordinary shares of this company, for an amount of approximately 1,025 million euros.

Likewise, Telefónica arranged several hedging instruments which will allow Telefónica, S.A. to repurchase the shares of Telecom Italia, S.p.A. that are necessary to meet its exchange obligations under the mandatory exchangeable bonds for shares of Telecom Italia, S.p.A., issued by Telefónica, S.A. in July 2014.

Thus, Telefónica has completed the divestment process of its entire stake in Telecom Italia, S.p.A., in accordance with the regulatory and competition commitments assumed.

2.	To impose a fine on Telefónica, S.A. of 15 million Brazilian reais, for having allegedly breached the spirit and the purpose of the agreement signed between Telefónica, S.A. and CADE (as a condition to the approval of Telefónica’s original acquisition of an interest in Telecom Italia in 2007), due to the subscription of and payment for non-voting shares of Telco, S.p.A. in the capital increase carried out in accordance with the agreement dated September 24, 2013. This Decision also requires Telefónica, S.A. to divest such non-voting shares of Telco, S.p.A. As indicated above, the divestment of its entire stock participation of Telefónica in Telco, S.p.A. and, consequently, in Telecom Italia, S.p.A. has already been completed.

On July 9, 2014, Telefónica filed a judicial appeal against the abovementioned decision, in connection with the fine imposed.

Commitments

The main developments with regard to commitments and information reported in this connection in Note 21.b) to the consolidated financial statements for the year ended December 31, 2014 from that date to the date of authorization for issue of these interim financial statements are as follows:

Share purchase Agreement for the acquisition of Distribuidora de Televisión, S.A. (DTS)

On April 30, 2015, and once the relevant regulatory authorizations had been obtained, the transaction was completed, in connection with the acquisition by Telefónica de Contenidos, S.A.U. of the 56% of the capital stock of Distribuidora de Televisión Digital, S.A. (“DTS”) owned by Promotora de Informaciones, S.A. (“PRISA”), as further described in Note 6.

Agreement with the shareholders of Telco, S.p.A.

Having obtained all the required anti-trust and telecommunications approvals (including those in Brazil and Argentina), Telco, S.p.A. executed the demerger deed on June 17, 2015, which became effective on June 18, 2015 after its registration in Madrid Mercantile Registry. As a consequence of the demerger, the Telecom Italia, S.p.A. ordinary shares held by Telco, S.p.A. – equal to 22.3% of the company’s ordinary share capital – was allocated as follows: 14.72% to the newco owned by Telefónica, S.A. which called Telco TE, S.p.A., 4.31% to the newco owned by the Generali group, and 1.64% to each of the newcos owned by Intesa Sanpaolo and Mediobanca respectively.

Moreover, the shareholders’ agreement in force between the shareholders in Telco, S.p.A. ceased to have effect on June 18, 2015.

Telefónica, S.A.      35

Condensed consolidated interim financial statements 2015

Likewise, as described in the previous Litigation Item (“Judicial appeals against the decisions by the Conselho Administrativo de Defesa Econômica” (“CADE”)), Telefónica has completed the divestment of its entire stake in Telecom Italia S.p.A., in accordance with the regulatory and competition commitments assumed.

Agreement for the Acquisition of Global Village Telecom, S.A. and its holding company GVT Participações, S.A. (collectively “GVT”)

As further described in Note 6, on May 28, 2015, and once the relevant regulatory authorizations have been obtained, the Extraordinary General Shareholders Meeting of Telefónica Brasil, S.A. approved the acquisition of GVT from Vivendi, S.A., as well as the capital increase of Telefonica Brasil in favor of Vivendi, S.A. as partial payment of the purchase price of the shares of GVT. Thus, the acquisition was completed.

Moreover, the exchange of Telecom Italia, S.p.A. shares for Telefónica Brasil, S.A. shares agreed with Vivendi simultaneously to the GVT acquisition agreements, was completed.

Agreement for the divestment of Telefónica’s operations in the UK (O2 UK)

On March 24, 2015, Telefónica, S.A. (“Telefónica”) reached an agreement with Hutchison Whampoa Limited (“Hutchison”) for the acquisition by the latter of Telefónica’s operations in the UK (O2 UK) for a price (firm value) of 10,250 million pounds sterling in cash (approximately 14,000 million euros at the exchange rate as of the date of the agreement), composed of (i) an initial amount of 9,250 million pounds sterling (approximately 12,640 million euros as of the date of the agreement) which would be paid at closing and (ii) an additional deferred payment of 1,000 million pounds sterling (approximately 1,360 million euros as of the date of the agreement) to be paid once the cumulative cash flow of the combined company in the United Kingdom has reached an agreed threshold. According to the sale agreement, the price will be adjusted for expected debt, working capital and other defined circumstances that may ultimately arise upon closing of the O2 UK divestiture.

Completion of the transaction is subject to, among other conditions, the approval of the applicable regulatory authorities and the obtaining of waivers to some contractual provisions affected by the sale, including those related to network alliances, as well as change of control provisions under certain contractual arrangements with third parties.

Communications Investment Platform

On May 8, 2015, Telefónica Open Future, S.L.U. (“TOF”) signed a Limited Partnership Agreement (and related agreements) with Coral Group, L.L.C. (and affiliates thereof) pursuant thereto, TOF has committed to undertake investments up to 200 million U.S. dollar over a 7 year period (expandable up to two additional years) in technology companies that fall within the strategic priorities jointly agreed with Telefónica.

Telefónica, S.A.      36

Condensed consolidated interim financial statements 2015

Note 14. Discontinued operations

As detailed on Note 13, Telefónica, S.A. reached an agreement with Hutchison Whampoa Group for the acquisition of Telefónica’s operations in United Kingdom. At the date of preparation of these interim financial statements Telefónica S.A. owns, directly or indirectly, 100% of the companies in United Kingdom which are under the scope of the transaction.

These companies have been classified as a disposal group held for sale and its operations qualified as discontinued operations (see Note 3.a).

The following table summarizes discontinued operations:

Millions of euros	January-june 2015	January-june 2014
Revenues	3,732	3,261
Other income	81	51
Supplies	(1,769)	(1,564)
Personnel expenses	(264)	(232)
Other expenses	(810)	(712)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	970	804
Depreciation and amortization	(290)	(553)
OPERATING INCOME	680	251
Share of loss of investments accounted for by the equity method	(5)	(5)
Net financial expense	(17)	(25)
PROFIT BEFORE TAX DISCONTINUED OPERATIONS	658	221
Corporate income tax	1,183	(40)
PROFIT FOR THE YEAR ATTRIBUTABLE TO DISCONTINUED OPERATIONS	1,841	181

In the first half of 2015 the Group recognized a deferred tax asset amounting to 1,320 million euros resulting from the estimated difference in Telefónica, S.A. between the tax value and the agreed value in the sale of Telefónica operations in the United Kingdom, which are expected to materialize in a foreseeable future when they become definitely deductible upon the sale. The impact in the consolidated income statement has been recorded in the caption “Profit after tax from discontinued operations”.

The cash flow detail related with the operations of Telefonica in United Kingdom included under the scope of the transaction is as follows:

Millions of euros	January-june 2015	January-june 2014
Net cash flow provided by operating activities from discontinued operations	1,058	723
Net cash flow used in investing activities from discontinued operations	(537)	(480)
Net cash flow provided by/used in financing activities from discontinued operations	—	—
NET CASH FLOW PROVIDED BY DISCONTINUED OPERATIONS	521	243

Telefónica, S.A.      37

Condensed consolidated interim financial statements 2015

The detail of assets held for sale and associated liabilities, related to the sale of Telefónica United Kingdom, is shown below:

Millions of euros	06/30/2015
Non current assets	12,641
Intangible assets	2,903
Goodwill	5,799
Tangible fixed assets	3,684
Other non current assets	255
Current assets	2,292
Inventories	122
Trade and other receivables	2,059
Other current assets	91
Cash and cash equivalents	20
Non current liabilities	458
Deferred tax liabilities	309
Other non current liabilities	149
Current liabilities	3,763
Current trade and other payables	3,297
Other current liabilities	466

The following table summarizes the accumulated amounts (net of income tax impact) included in other comprehensive income:

Millones de euros	06/30/2015
Gains on hedges	652
Translation differences	(1,115)
Actuarial losses and impact of limit on assets for defined benefit pension plans	(319)
Other losses recognized directly in equity	(6)

Completion of the transaction is subject, among other usual conditions in this type of transactions, to the approval of the applicable regulatory authorities and the obtaining of waivers to certain change of control provisions. The sale purchase agreement establishes that the conditions must be satisfied by no later than June 30, 2016 save that in specified circumstances this date may be extended to September 30, 2016.

Telefónica, S.A.      38

Condensed consolidated interim financial statements 2015

Note 15. Events after the reporting period

The following events regarding the Group took place between the reporting date and July 29, 2015:

Financing

On July 1, 2015 Telefónica, S.A. made an early repayment for 500 million euros of its 2,000 million euros bilateral loan signed on June 26, 2014 and originally scheduled to mature on June 26, 2018.

Agreement for the marketing of the exploitation of audiovisual content rights for pay per soccer

On July 10, 2015, Distribuidora de Television Digital, S.A.U. (“DTS”) reached an agreement, for an amount of 600 million euros, with the Spanish Professional Soccer League (“LFP”) for the marketing of the exploitation of audiovisual content rights for pay per soccer in the domestic market, for the 2015/2016 season.

Telefónica Internacional, S.A.U. as strategic partner of Colombia Telecomunicaciones, S.A. ESP

Pursuant to amendment Nº 1 of the Framework Investment Agreement executed on March 30, 2012, in 2015, the Republic of Colombia was entitled to subscribe or acquire, at no cost or compensation, a number of shares necessary to bring its aggregate holding in Colombia Telecomunicaciones, S.A. ESP (the “Company”) up to 3%, depending on the compound growth in EBITDA between 2011 and 2014.

Based on the Company’s financial statements between 2011 and 2014, the Company’s EBITDA growth for this period was 9.36% (calculated pursuant to the terms of the Investment Agreement), and therefore, the Republic of Colombia was entitled to receive 36,371,769 of the Company’s common shares equal to 2.5% of the Company’s subscribed and fully paid capital.

Consequently, on July 9, 2015, Telefónica Internacional, S.A.U. transferred 36,371,769 of the Company’s common shares to the Republic of Colombia. After the referred transfer, Telefonica is the beneficial owner of the 67.5% of the Company’s capital and the Republic of Colombia holds the 32.5% of the Company’s capital.

Share capital reduction by cancellation of own shares

On July 27, 2015, the Company announced that, pursuant to the resolution of the share capital reduction, by the cancellation of own shares, adopted by the Annual General Shareholders’ Meeting of Telefónica held on June 12, 2015, and following the execution agreement adopted by the Board of Directors of the Company, the public deed of this share capital reduction had been registered in the Madrid Mercantile Registry (Registro Mercantil).

Therefore, 74,076,263 of the own shares of Telefónica, S.A. have been cancelled, reducing the company’s share capital by the same amount, which now stands at 4,864,341,251 euros, made up of an equal number of ordinary shares, all of a single series and with a nominal value of one (1) euro per share.

Agreement with Vivendi for the exchange of shares of Telefónica Brasil for treasury shares of Telefónica, S.A.

On July 29, 2015 Telefónica entered into an agreement with Vivendi, S.A. through which Telefónica has committed to deliver 46.0 million of its treasury shares, representing 0.95% of its share capital, in exchange for 58.4 million preferred shares of Telefonica Brasil, S.A, (received by Vivendi, S.A. in the context of the acquisition of GVT Participaçoes, S.A.) representing 3.5% of the share capital of Telefonica Brasil, S.A.

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Condensed consolidated interim financial statements 2015

Under this agreement, Vivendi, S.A. has committed, among other obligations: (i) to refrain from selling the Telefónica shares during specified periods (lock up), and (ii) to comply with certain restrictions that, in case of sale, and once the lock up periods have lapsed, would ensure an orderly sale of such shares.

The execution of this agreement is subject to approval by the Brazilian competition authority (CADE).

Note 16. Additional note for English translation

These interim financial statements were originally prepared in Spanish. In the event of any discrepancy, the Spanish language version prevails.

These interim financial statements are presented on the basis of International Accounting Standards (IAS) 34 Interim Financial Reporting and article 12 of Royal Decree 1362/2007. Consequently, certain accounting practices applied by the Group do not conform with generally accepted principles in other countries.

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Condensed consolidated interim financial statements 2015

Appendix I. Changes in the consolidation scope

The main changes in the consolidation scope taking place in the first half of 2015 were as follows:

Telefónica United Kingdom

On March 24, 2015 Telefónica reached a definitive agreement for the sale of its operations in the United Kingdom (O2 UK) to Hutchison Whampoa Group (see Note 13).

As established in IFRS 5, companies under the scope of the transaction have been classified as a disposal group held for sale and its operations qualified as discontinued operations (see Note 14).

Completion of the transaction is subject, among other usual conditions in this type of transactions, to the approval of the applicable regulatory measures and the obtaining of waivers to certain change of control clauses.

Disposal of yourfone GmbH

The sale of yourfone GmbH to Drillisch was closed on January 2, 2015. The Telefónica Deutschland Group generated a gain on disposal of 17 million euros, which was recognized in the consolidated income statement under Other income.

Acquisition of 56% of DTS Distribuidora de Televisión Digital, S.A. (DTS)

On April 30, 2015 once the regulatory approvals were obtained, Telefónica de Contenidos, S.A.U. acquired 56% of Distribuidora de Televisión Digital, S.A. (DTS). DTS and its subsidiaries were incorporated to the consolidation perimeter of Telefónica Group under full consolidation method. Previous stake held by Telefónica Group until April 30, 2015 was consolidated under the equity method (see Note 6).

Acquisition of 100% of GVT

On May 28, 2015 once the regulatory approvals were obtained, the acquisition of Global Village Telecom, S.A. and its holding company GVT Participaçoes, S.A. (collectively “GVT”) from Vivendi, S.A. was finalized as well as the issue of shares of Telefónica Brasil to Vivendi, S.A., as partial payment of the purchase price of GVT (see Note 6).

Subsequently, Vivendi, S.A. swapped 4.5% of its interest in Telefónica Brasil in exchange of 8.2% of ordinary shares of Telecom Italia, S.p.A.

GVT and its subsidiaries are incorporated to Telefónica Group consolidation perimeter under full consolidation method.

Telco TE, S.p.A.

Following the demerger of Telco, S.p.A., ordinary shares of Telecom Italia, S.p.A. owned by this company (equivalent to 22.3% of ordinary share capital), were allocated to its shareholders, whereby the new company denominated Telco TE, S.p.A. owned 100% by Telefónica received shares equivalent to 14.72% of the ordinary share capital of Telecom Italia (see Note 13).

The new company owned by Telefónica, Telco TE, S.p.A. is incorporated to the consolidation perimeter under full consolidation method.

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Interim consolidated management report

TELEFONICA GROUP

Consolidated Results

The Telefónica Group is one of the world´s leading mobile and fixed communications services providers. Its strategy is to become a leader in the new digital world and transform the possibilities it brings into reality.

Telefonica’s aim is to reinforce its position as an active player in the digital world capable of seizing all the opportunities afforded by its global scale and its industrial and strategic alliances.

The organizational structure approved by the Board of Directors of Telefónica, S.A. on February 26, 2014 was made up of the following segments: Telefónica Spain, Telefónica Brazil, Telefónica Germany, Telefónica UK and Telefónica Hispanoamérica (formed by the Group’s operators in Argentina, Chile, Peru, Colombia, México, Venezuela and Central America, Ecuador and Uruguay).

Telefónica’s operations in the United Kingdom have been recognized as a disposal group held for sale and its operations classified as discontinued operations. Therefore, the segment information for the first half of 2014 has been revised.

These segments include the information relating to wireline, wireless, cable, data, internet and television businesses and other digital services in accordance with each location. “Other companies and eliminations” includes the companies belonging to the transverse areas as well as other Group companies and eliminations in the consolidation process.

Segment reporting takes into account the impact of the purchase price allocation to assets acquired and the liabilities assumed from the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, irrespective of their legal structure.

The Group manages borrowing activities and taxes centrally. Therefore, it does not disclose the related assets, liabilities, revenue and expenses by reportable segments. In addition, revenue and expenses arising from intra-group invoicing for the use of the trademark and management services have been eliminated from the operating results of each Group segment. These adjustments have no impact on the Group’s consolidated results.

Inter-segment transactions are carried out at market prices.

The Telefónica Group’s strategy aims to:

•	Improve the customer experience in order to continue increasing accesses.

•	Lead growth:

•	Drive forward the penetration of smart phones in all markets in order to raise the growth rate of mobile data by monetizing their increasingly widespread use.

•	Defend our competitive positioning, and leverage our customer knowledge.

•	Become a video company

•	Develop the growth opportunities that have arisen in an increasingly digital context, such as media, financial services, cloud, security, advertising, M2M, e-Health, etc.

•	Capture the opportunity in the business segment.

•	Continue working on the transformation of the Group’s operating model:

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Condensed consolidated interim financial statements 2015

•	Increase the modernization of networks in markets where we operate through technological advances and the acquisition of spectrum.

•	Maximize the benefits of economies of scale to increase efficiency.

•	Simplify the operative model.

•	Reduce legacy cost, especially legacy network costs.

In addition, Telefónica maintains an industrial alliance with China Unicom. Furthermore, in order to potentially unlock the value of Telefónica’s scale, the “Partners” program was created in 2011, and now includes five operators (Bouygues, Etisalat, Sunrise, Megafon and O2 Czech Republic). The Telefónica Partners Program is an initiative that makes available to selected operators and under commercial terms a host of services that allows partners to leverage on Telefónica’s scale and to cooperate on key business topics (digital services, roaming, services to multinationals, procurement, devices, etc.).

Moreover Telefónica’s has increased its footprint in key markets. In 2014 through the acquisition of E-Plus by Telefónica Germany and in 2015 Telefónica has closed the agreement on the acquisition of DTS in Spain and GVT by Telefónica Brazil.

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Financial Results

Telefónica´s total accesses totalled 329.4 million by June 30, 2015. Telefónica United Kingdom customers are excluded from 2014 and 2015 customer base, due that Telefónica United Kingdom have been recognized as a disposal group held for sale and its operations classified as discontinued operations. Group accesses increased 12.9% year-on-year, including the additional accesses gained following the purchase of the E-Plus Group by Telefónica Germany, GVT by Telefónica Brazil and DTS in Spain, and due to a solid growth in Telefónica Hispanoamérica and Telefónica Brazil. Excluding Telefónica Ireland accesses from 2014 results and including the accesses from E-Plus, GVT and DTS, the increase would have been 2.5%. By service, to highlight the high commercial activity with focus on high value customers, resulting in a sustained growth of the contract mobile segment (smartphones and LTE), fiber and pay TV. To highlight accesses in Telefónica Hispanoamérica (40% of the Group’s total), increased by 2.8% year-on-year, and accesses in Telefónica Brazil (32% of the Group’s total, increased by 3.9% year-on-year, including GVT accesses in June 2014).

The Group’s strategy is based on capturing growth in its markets, especially on attracting high-value customers.

Mobile accesses totaled 253.6 million in June 2015, increasing 12% compared to June 2014 (+2.9% excluding Telefónica Ireland accesses and including accesses from the E-Plus Group in 2014), driven by the strong growth in the contract segment, that increases 16.1% year-on-year (+5.7% excluding Telefónica Ireland accesses from 2014 results and including the accesses from E-Plus in 2014), which continues to increase up to 34% of the total wireless access base (+1 p.p. year-on-year). The continuous actions in attracting high-value customers are reflected in the evolution in Telefónica Spain, presenting positive net adds of 94 thousand wireless postpaid customers and in the evolution in Telefónica Brazil, with a year-on-year growth of 13% in wireless postpaid accesses.

Smartphone accesses maintained a strong growth rate (+55.8% year-on-year and +29.6% excluding Telefónica Ireland accesses in 2014 results and including accesses from the E-Plus Group in 2014), totaling 99.2 million accesses at June 2015, reaching a penetration rate over total accesses of 41% (+11 p.p. year-on-year). In the postpaid segment, smartphones increased penetration up to 65% in the first six months of 2015 (+10 p.p. year-on-year), while prepay penetration reaches 31% (+11 p.p. year on year) LTE customers (18.6 million customers at June 2015, increasing 4.7 times year-on-year in the first six months of 2015) already correspond to 7.6% of total wireless accesses (+6 p.p. year-on-year).

Fixed broadband accesses stood at 20.8 million at June 30, 2015, an increase of 18% year-on-year (+2.0% year-on-year including GVT in 2014). Fiber accesses in June 2015 stood at 5.4 million (+4.6 times year-on-year in the first six months of 2015 and 1.4 times including GVT in 2014).

TV accesses totaled 8.0 million up 91.6% year-on-year (+25.1% including GVT and DTS in 2014), driven by Telefónica Spain (+1 million customers vs June 2014) and Telefónica Brazil (+1.1 million customers vs June 2014).

Telefónica’s customer base includes the consumer and business segments, and therefore is not affected by customer concentration risk.

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ACCESSES

Thousand of accesses	June 2014	June 2015	%YoY 14/15
Fixed telephony accesses (1)	37,326.1	40,164.5	7.6%
Internet and data accesses	18,151.4	21,229.3	17.0%
Broadband (2)	17,625.9	20,754.8	17.8%
Fiber (3)	1,181.6	5,444.4	n.m.
Mobile accesses	225,662.0	253,597.5	12.4%
Prepay	150,750.4	166,636.1	10.5%
Contract	74,911.6	86,961.4	16.1%
M2M	6,665.1	8,447.4	26.7%
Pay TV (4)	4,191.9	8,030.3	91.6%

Final Clients Accesses	285,331.4	323,021.6	13.2%

Wholesale Accesses	6,438.6	6,401.0	(0.6%)

Total Accesses	291,770.0	329,422.6	12.9%

Notas:

-	T. Ireland customers are excluded since third quarter 2014. Accesses includes E-Plus customers since fourth quarter 2014 and GVT and DTS customers since May 1, 2015

-	O2 UK customers are excluded from accesses since first quarter 2014 due to the discontinuation of operations in UK.

(1)	Includes fixed wireless and Voice over IP accesses.
(2)	Includes ADSL, satellite, optic fiber, cable modem and broadband circuits.
(3)	Includes 3.2 Millions GVT fiber (FTTx) customers since second quarter 2015
(4)	Includes 1.6 Millions DTS customers since second quarter 2015

The evolution of foreign exchange rates impacted negatively in 2015 financial results, in particular the depreciation of the Brazilian real, the Colombian peso and the depreciation of the Venezuelan bolívar.

The Company has decided to use the exchange rate of the Venezuelan bolívar set at the denominated SIMADI at June 30, 2015 (set at 197 Venezuelan bolívar fuerte per dollar at June 30, 2015), as it is considered to be the most representative among the available exchange rates as of such date.

Some comparisons in the results are presented in constant rates to provide an analysis of the year-on-year trend of the operations without the impact of exchange rates, hyperinflation and depreciation in Venezuela. To make these comparisons, the previous year average exchange rate has been applied to the current year financial results, with the exception of Venezuela, where SICAD II exchange rate has been applied for comparative purposes, as it is considered to be more representative for the 2014 consolidated financial statements, and excluding the effect of hyperinflation. We refer to these comparisons as “excluding the impact of exchange rates, the effect of hyperinflation and depreciation in Venezuela”.

Accordingly, we estimate that the foreign exchange rate affect and hyperinflation in Venezuela, reduce revenue and OIBDA growth by 3.8 percentage points and 6.0 percentage points, respectively.

On the other hand, the consolidation of E-Plus’ results in Telefónica Germany (since 1, October 2014) and the deconsolidation of Telefónica Ireland’s results (since July 2014) in revenues and OIBDA, and additionally the consolidation in May 2015 of GVT in Telefónica Brazil and DTS, affect the reported year-on-year evolution reported by the Company. Overall, these changes to the scope of consolidation explain 7.7 percentage points of the year-on-year increase in revenues and 4.6 percentage points of the year-on-year increase in OIBDA.

Revenues totaled 23,419 million euros in the period January-June 2015, increasing 7.9% compared to 2014, in reported terms. Excluding the exchange rate differences and the effect of hyperinflation and depreciation in Venezuela (-3.8 p.p.) and changes to the scope of consolidation (+7.7 p.p.), mainly due to the deconsolidation of Telefónica Ireland in July 2014, and the incorporation of E-Plus in Telefónica Germany and GVT and DTS in May 2015, revenues would have increased by 3.9%. The growing focus on key markets was reflected in the revenue mix (Telefónica Spain, Telefónica Brazil and Telefónica Germany) since they accounted for 66% of revenues, increasing local scale and keeping at the same time the Group’s differential diversification and global scale.

The structure of revenues reflects Telefónica’s business diversification. Despite the impact of exchange rates mentioned above and the change in the scope of consolidation, the segments with the largest contributions to our revenues in 2015 are Telefónica Hispanoamérica, representing 30.5% (-2.1 p.p. compared to 2014),

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Condensed consolidated interim financial statements 2015

Telefónica Spain, representing 25.0% (-2.7 p.p. compared to 2014), Telefónica Brazil, representing 24.5% (-0.8 p.p.), while Telefónica Germany increases its contribution with respect to 2014 to 16.4% (+5.9 p.p. compared to 2014).

Revenues from the mobile business during the period January-June 2015 reach 14,103 million euros, growing 8.5% in reported terms compared to the previous year. Excluding the exchange rate differences and the effect of hyperinflation and depreciation in Venezuela, (-6.2 p.p.), and changes to the scope of consolidation (+9.5p.p.), revenues would have increased by 5.0% year on year.

Mobile service revenues amounted to 12,493 million euros in the first half of 2015, up by 7.2% year-on-year in reported terms. Excluding the exchange rate differences, the effect of hyperinflation and depreciation in Venezuela, (-6.3 p.p.), and changes to the scope of consolidation (+9.0 p.p.), revenues would have increased by 4.4%. The improvement is based on the increase in the number of accesses and in the higher data consumption per user.

Mobile data revenues increase by 21.5% in reported terms affected mainly by exchange rate differences, the effect of hyperinflation and depreciation in Venezuela (-7.1 p.p.) and the changes in the scope of consolidation (+13 p.p.). Excluding these impacts, revenues from mobile data would have increased by 14.7%. Mobile data revenues represent 41% of mobile service revenues in the first half of the year 2015; up by 4.7 percentage points compared to 2014. Revenue from non-SMS data showed a growth of 27.6% in reported terms (+23.0% excluding the impact of exchange rate differences, the effect of hyperinflation in Venezuela (-7.1 p.p.) and changes to the scope of consolidation (+10.7 p.p.)) and representing 81% of total data revenue during the first six months of 2015in reported terms (+3.8 p.p. year-on-year).

Fixed business revenues totaled 8,511 million as of June 2015, increasing by 5.6% year-on-year in reported terms. Excluding the exchange rate differences, the effect of hyperinflation and depreciation in Venezuela, (-0.7 p.p.), and changes to the scope of consolidation (+5.3 p.p.), revenues would have increased by 1.0% year on year. This increase is based on the growth of connectivity and pay TV revenues associated with actions oriented to increase ARPU and with the higher pay TV customer base.

Other income mainly including own work capitalized profit from the sale of other assets, and the sale of non-strategic towers.

In the first half of 2015, other income included the sale of non-strategic towers (with an impact on OIBDA of 40 million euros in June 2015 compared to 55 million euros in June 2014), primarily in Telefónica Spain (with an impact on OIBDA of 38 million euros), extraordinary sales of real estate in Telefónica Spain (with an impact on OIBDA of 19 million euros) and recognition of capital gains on the sale of “yourfone GmbH” in Telefónica Germany (with an impact on OIBDA of 17 million euros).

Total expenses which include supply costs, personnel costs and other expenses (principally external services and taxes) but do not include depreciation and amortization expenses, amounted to 16,812 million euros in the period January-June 2015 and increased year-on-year 11.5% in reported terms mainly driven by higher network and IT costs, despite the savings from the simplification of the Company’s operating model and scale, due principally to:

•	Exchange rate differences, hyperinflation and depreciation in Venezuela (-2.6 p.p.).

•	Changes to the scope of consolidation caused by the acquisition of GVT in Telefónica Brazil, DTS and E-Plus in Telefónica Germany (+9.2%).

•	Recognition of expenditures related to the global restructuring program, in accordance with the simplification initiatives that the Group is implementing to meet its targets, totaling in the first six months of 2015 15 million euros, accounting for an increase of 0.1 percentage points.

Excluding these impacts, total expenses would have increased by 4.5% year-on-year in the first six months of 2015, fundamentally driven by higher commercial, network and system costs.

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Condensed consolidated interim financial statements 2015

Breakdown by component:

•	Supplies amounted to 6,292 million euros in the period January-June 2015, up by 10.4% year-on-year in reported terms, mainly due to exchange rate differences, the effect of hyperinflation and depreciation in Venezuela, which decreased supplies expenses by 0.9 percentage points. Additionally, the year-on-year increase is affected by changes to the scope of consolidation (+9.0 p.p.). Excluding these effects, supplies expenses would have increased by 2.2% as the result of the higher commercial activity in high-end devices, despite lower mobile interconnection costs.

•	Personnel expenses amounted to 3,316 million euros, up 8.9% in reported terms year-on-year compared to the first six months of 2014. These costs are affected by exchange rate differences, the effect of hyperinflation and depreciation in Venezuela, (-2.2 p.p.) and changes to the scope of consolidation (+6.3 p.p.). Recognition of 11 million euros related to the global restructuring program, in accordance with the simplification initiatives the Group is implementing to meet its targets (+0.4 p.p.). Excluding these impacts, personnel costs would have risen by 4.3% mainly affected by inflationary pressures in some countries.

Excluding Telefónica United Kingdom, the average headcount in the first half of 2015 stood at 120,233 employees, growing 6.9% compared to the same period of 2014 (-2.1% excluding changes in the consolidation perimeter).

•	Other operating expenses, amounted to 7,204 million euros, increasing by 13.6% in reported terms mainly caused by exchange rate differences, the effect of hyperinflation and depreciation in Venezuela (-4.4 p.p.) and by the changes to the scope of consolidation (+10.8 p.p.). Recognition of 4 million euros related to the global restructuring program, in accordance with the simplification initiatives that the Group is implementing to meet its targets (+0.1 p.p.). Excluding these impacts, other expenses would have increased by 6.7% mainly as a result of the higher commercial costs and higher network expenses related to the increase in data traffic.

OIBDA reached 7,320 million euros, up by 0.9%, mainly due to:

•	The effect of exchange rates,hyperinflation and depreciation in Venezuela (-6.0 p.p.).

•	Changes to the scope of consolidation (+4.6 p.p.) due to the exclusion of Telefónica Ireland in June 2014, the inclusion of the E-Plus Group in October 2014 and the inclusion of GVT in Telefónica Brazil and DTS in May 2015.

•	Recognition in 2015 related to the global restructuring program, of expenditure on the global restructuring program, in accordance with the simplification initiatives the Group is implementing to meet its targets, totaling 15 million euros, accounting a decrease of 0.2 percentage points.

•	A lower sale value of non-strategic towers in 2015 compared to 2014 (40 million euros in 2015 compared to 55 million euros in 2014, mainly in Telefónica Spain). This effect accounts for 0.2 percentage points of OIBDA growth.

Excluding these effects, OIBDA would have increased by 2.9% compared to prior year. The OIBDA margin closes at June 30 2015 at 31.3%, down by 2.2 percentage points year-on-year in reported terms.

Depreciation and amortization amounted to 4,252 million euros in the first half of 2015, which meant an increase of 17.8% compared to 2014, due to the inclusion of E-Plus, GVT and DTS in the consolidation perimeter. Total depreciation and amortization charges arising from purchase price allocation processes amounted to 422 million euros in the first half of 2015 meaning an increase of 67% year-on-year explained by the incorporation of the companies mentioned earlier.

Operating income (OI) in the first semester of 2015 totaled 3,068 million euros, down by 15.7% compared to the January-June 2014 period, mainly affected by exchange rate differences, the effect of hyperinflation and depreciation in Venezuela (-9.2 p.p.), changes to the scope of consolidation (-6.2 p.p.) mainly due to the sale of Telefónica Ireland, the inclusion of E-Plus in 2014 and the inclusion of GVT and DTS in May 2015. The year-on-year variation is additionally affected by lower sales of non-strategic assets in June 2015 compared to June 2014, (-0.4 p.p.), the recognition of costs related to the integration of Telefónica Germany and the global restructuring program, in accordance with the simplification initiatives that the Group is

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Condensed consolidated interim financial statements 2015

implementing to meet its targets (-0.4 p.p.). Excluding these impacts, the operating income would have increased by 0.6% year-on-year.

Share of loss of investments accounted by the equity method in the first half of 2015 was negative 4 million euros (-54 million euros in 2014) which means a variation of 93.4%, mainly due to the registered losses on Telco, S.p.A. investment in the first half of 2014. In the first half of 2015 Telefónica sold its entire stake in Telecom Italia, S.p.A.

Net financial expenses amounted to 1,129 million euros in the first half of the year, 16.7% lower compared to the same period in 2014. Excluding negative exchange rate differences as of 293 million euros, mainly due to the impact of Venezuelan bolivar exchange rate adopted at SIMADI, the improvement would have reached 31.5% (385 million euros). Regarding this improvement, it is worth highlighting the positive effects of the divestment of the Group’s total stake in Telecom Italia S.p.A. (380 million euros) and the lower cost of debt in euros (87 million euros), due to the reduction of fixed-rate debt and the capture of the lower euro short-term rates.

Corporate income tax in the first half of 2015 totaled 71 million euros over an income before taxes of 1,935 million euros, implying an effective tax rate of 3.7%. This is 10.3 p.p. lower year-on-year, mainly due to the impact of the revaluation of deferred taxes in 2015, mainly in Spain.

Profit for the period from continuing operations is 1,864 million euros in the first six months of 2015 (-3% year-on-year).

Profit after tax from discontinued operations amounted to 1,841 million euros, driven by the recognition of 1,320 million euros of deferred tax assets resulting from the estimated difference in Telefónica, S.A. between the tax value and the agreed value in the sale of Telefónica operations in the UK, which are expected to be materialized in a foreseeable future when they become definitely deductible upon the sale.

Profit attributable to minority interest reduced net income by 12 million euros in the first half of 2015, 94% lower as a result of the higher profit attributed to minority interests in Brazil in 2014 (affected by the aforementioned revaluation of deferred taxes) and negative results attributable to minority interests on T. Deutschland.

As a result, consolidated net income in the first half amounted to 3,693 million euros (94.1% year-on-year). Basic earnings per share from continuing operations amounted to 0.36 euros per share (1.7% year-on-year) and the basic earnings per share from discontinued operations is 0.39 euros per share. As a result, the total basic earnings per share is 0.75 euros (89.4% interanual).

The Company continued focusing its investments primarily on growth and transformation projects (76% of total investment; +5 p.p. year-on-year), driven by network modernization and differentiation. CapEx stood at 5,094 million euros in the first half of 2015 (+61.9% year-on-year in reported terms) and includes 1,589 million euros from spectrum acquisition in Germany (1,195 million euros), Argentina (204 million euros), Ecuador (135 million euros) and Spain (49 million euros).

Operating cash flow (OIBDA-CapEx) stood at 2,226 million euros in the first half of 2015, down 45.8% compared to the same period of 2014 in reported terms.

Interest payments amounted to 1,402 million euros in the first half of 2015, down by 8.7% year-on-year, due to the lower coupon payments and the reduction in average debt cost.

Payment of taxes totaled 134 million euros, 375 million euros less than in the first half of 2014, mainly due to tax recovery from prior year definitive tax filings.

Working capital consumption reached 943 million euros, mainly due to seasonality of the investment and certain operating costs. Working capital consumption is higher in 521 million euros year on year due to payments in 2015 related to restructuring cost accrued in 2014 and by the extraordinary impacts along first half of 2014 (deferred income from advanced collections in Germany and collections from the payment to suppliers Spanish Government plan).

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Condensed consolidated interim financial statements 2015

Operations with minority shareholders include 400 million euros in the first half of 2015 related to dividend payments, 146 million euros more than the same period of 2014, affected by higher payments in Germany.

As a result, the available cash flow to remunerate Telefónica, S.A. shareholders, to protect solvency levels (financial debt and commitments) and to accommodate strategic flexibility excluding spectrum payments amounted to 1,114 million euros in the first six months of 2015. This figure includes 547 million euros in the first six months of 2015 (330 million euros in the same period of 2014) related to the discontinued operations, the variation is due mainly to the positive contribution of the working capital generation and an improvement in the operating cash generation.

Net financial debt stood at 51,238 million euros at the end of June 2015, up by 6,151 million euros compared to December 2014. Factors causing the debt to increase include: i) 6,536 million euros in net financial investments including changes in perimeter of consolidation, ii) shareholder payments totalling 2,687 million euros, iii) spectrum-related payments 1,308 million euros, iv) payment of labour-related commitments (417 million euros) corresponding mainly to early retirements and v) other factors totalling 980 million euros, mainly due to the higher value in Euro of the net debt in currency due to the appreciation of the Pound Sterling compared to Euro and the impact of the adoption of SIMADI exchange rate for the conversion of positions in Venezuelan Bolívares. Conversely, noteworthy factors reducing the debt include: i) Telefónica S.A.’s 3,003 million euros capital increase, ii) the net contribution of minority shareholders in Telefónica Brasil’s capital increase, totaling 1,204 million euros, iii) the generation of free cash flow before spectrum payments for a total of 1,114 million euros, iv) the issuance of capital instruments for a total of 456 million euros.

In the first half of 2015, Telefónica’s financing activity in capital markets stood at around 11,388 million euros equivalent. This activity was mainly focused on financing the GVT acquisition as well as on strengthening the liquidity position and managing actively the cost of debt, by means of the extension of the maturity of the credit lines, and the reduction of credit margins. It is noteworthy Telefónica, S.A.’s capital increase, totaling 3,048 million euros, and Telefónica Brasil, S.A., totaling 16,107 million Brazilian Reais to finance GVT acquisition. The 25.2% of Telefónica Brasil, S.A.’s capital increase was subscribed by minority shareholders.

Telefónica S.A. and its holding companies have remained active under the various Commercial Paper Programs (Domestic and European), with an outstanding balance of approximately 2,106 million euros at the end of June.

Telefónica maintains total undrawn committed credit lines with different credit entities for an approximate amount of 8,148 million euros, with around 7,329 million euros maturing in more than 12 months.

Telefónica, S.A.      49

Condensed consolidated interim financial statements 2015

Segment results

Some comparisons in the results are presented in constant rates to provide an analysis of the year-on-year trend of the operations without the impact of exchange rates, hyperinflation and depreciation in Venezuela. To make these comparisons, the previous year average exchange rate has been applied to the current year financial results, with the exception of Venezuela, where SICAD II exchange rate has been applied for comparative purposes, as it is considered to be more representative for the 2014 consolidated financial statements, and excluding the effect of hyperinflation. We refer to these comparisons as “excluding the impact of exchange rates, the effect of hyperinflation and depreciation in Venezuela”.

TELEFÓNICA SPAIN

ACCESSES

Thousands	June 2014	June 2015	%YoY 14/15
Fixed telephony accesses (1)	10,715.4	10,126.6	(5.5%)
Internet and data accesses	5,913.8	5,905.1	(0.1%)
Broadband (2)	5,862.0	5,861.0	(0.0%)
Fiber	861.0	1,720.7	99.9%
Mobile accesses	17,863.6	17,330.7	(3.0%)
Prepay	3,767.8	2,989.1	(20.7%)
Contract	14,095.8	14,341.6	1.7%
M2M	1,491.9	1,726.5	15.7%
Pay TV (3)	1,209.5	2,229.3	84.3%
Unbundled loops	3,979.1	3,908.6	(1.8%)
Wholesale ADSL & Circuits	1,258.9	1,378.1	9.5%

Final Clients Accesses	35,702.4	35,591.8	(0.3%)

Wholesale Accesses	5,238.0	5,286.7	0.9%

Total Accesses	40,940.4	40,878.5	(0.2%)

Notes:

(1)	Includes fixed wireless and Voice over IP accesses.
(2)	Includes ADSL, satellite, optical fiber, cable modem and broadband circuits.
(3)	Since the second quarter of 2014, Pay TV accesses include 131 thousand “TV Mini” customers.

The results of Telefónica Spain maintained a significant growth in its year-on-year performance. This recovery is driven by the growth of high-value customers and the success of the “upselling” strategy in a context of private consumption improvement and an increased competitive rationality.

The commercial activity maintains a very positive development in the first half of 2015. Telefónica Spain continues leading the pay TV market, with more than 2.2 million customers (1.8 times versus June 2014), the fiber customers doubled from previous year up to 1.7 million mobile customers and contract entrench growth by increasing 1.7% year-on-year.

Movistar continues to adapt its offer to the growing needs of customers, who increasingly demand higher performance and quality of service. In order of this, they are increasing download speeds, both through the deployment of networks (fiber and LTE), as the largest service given on both networks (triplicating the speed provided on the fiber network up to 300 Mb and facilitating access to 4G speeds).

Also in February 2015 the mobile data included in all rates mobile contract “Vive” were increased between 25% and 36%, while Pay TV continue to increase its available contents. This process of redefinition of the commercial offer and the associated fees are supported by the significant investments made in recent years not for only meet growing demand but to offer a premium quality service in the market. In addition, in May 5 2015 the “Fusión” convergent rates were updated.

Telefónica, S.A.      50

Condensed consolidated interim financial statements 2015

Telefónica Spain had 40.9 million accesses at the end of June 2015, down 0.2% year-on-year.

“Movistar Fusión” with a customer base of 3.9 million and 1.5 million additional wireless lines, maintained solid year-on-year growth (+16% and +12% respectively compared to June 2014) and corresponds to 77% of fixed broadband customer base and 60% of the wireless contract customer base. At the same time, higher value offers (fiber and TV) continued to attract customers. As a result, 25% of Movistar Fusión customers had 100 Mb or 300 Mb fiber speed (+8 p.p. year-on-year) and 52% have IPTV (+25 p.p. year-on-year).

ARPU at June 30 2015 was 70.7 euros, increasing by 1.9% year-on-year, reflecting the launching of the new tariffs (from May the 5th 2015) and the demand for higher value services. Churn was 1.2% at June 30, 2015.

Fixed accesses decreased by 5% year-on-year, with a net loss of 321 thousand accesses in the January-June 2015 period.

Retail broadband accesses maintain stable year-on-year, reaching 5.9 million customers at June 30, 2014 with a net loss of 25 thousand accesses, not fully compensated by the good evolution of fiber and the churn reduction down to 1.4%

Fiber accesses reached 1.7 million customers (more than twice compared to June 2014), presenting a net gain of 404 thousand accesses in the first half of 2015, representing 29% of total broadband customers (+15 p.p. year-on-year). Customers with 100Mb or 300 Mb already reach 1.3 million customers at June 2015. These accesses present a higher ARPU (currently 10 euros price premium) compared to the 10Mb or 30Mb customers.

At June 30, 2015 the pace of fiber deployment reached 12.5 million premises.

Retail broad band ARPU at June 30, 2015 was 27.4 euros, up by 19.2% year-on-year due to the higher proportion of Pay-TV and higher speed broad band, as well as the differentiated allocation of revenues in convergent offers (Fusión).

Pay TV accesses reached 2.2 million (almost two times higher than in June 2014). Net adds in the January-June 2015 period was 0.3 million customers, highlighting the lower churn of 1.2%, down 0.9 percentage points year-on-year.

Total mobile accesses stood at 17.3 million, down by 3% compared with June 2014. In the contract segment, net additions were 94 thousand at June 30, 2015 mainly driven by churn reduction (-1.1 p.p. year-on-year), with a lower loss of customers due to portability (-51% year-on-year). In this way, contract wireless customer base was up by 1.7% year-on-year.

Mobile ARPU reached 15.2 euros at June 30, 2015 down by 5.0% year-on-year, reflecting the access evolution and the differentiated allocation of revenues in convergent offers (Fusión).

Smartphone penetration stood at 64% of the mobile voice base (+8 p.p. compared to June 30, 2014) and significantly boosted data traffic growth to 87% year-on-year, reflecting the new price levels of the wireless contract portfolio “Vive” in March 2015. LTE accesses reached 2.6 million, more than doubling the accesses in June 2014. LTE network rollout continued to progress well and coverage reached 62% of the population at the end of June 2015 (+15 p.p. year-on-year). It is worth mentioning that the liberation of the 800 MHz band width from April 1, 2015 will contribute to accelerate LTE coverage during the year.

CONSOLIDATED RESULTS

Millions of euros
TELEFÓNICA SPAIN	June 2014	June 2015	%YoY 14/15
Revenues	5,992	5,844	(2.5%)
Wireless Business	2,299	2,131	(7.3%)
Mobile service revenues	1,982	1,838	(7.3%)
Wireline Business	4,184	4,305	2.9%
OIBDA	2,745	2,598	(5.3%)

Telefónica, S.A.      51

Condensed consolidated interim financial statements 2015

OIBDA Margin	45.8%	44.5%	-1.4 p.p.
Depreciation and amortization	(905)	(923)	2.0%
Operating Income (OI)	1,840	1,675	(8.9%)
CapEx	703	887	26.2%
OpCF (OIBDA-CapEx)	2,042	1,711	(16.2%)

Revenues totaled 5,844 million euros at June 30, 2015 (-2.5% year-on-year), confirming the improved trend evolution, mainly due to a better commercial development, higher demand for high quality offers and the continued smaller impact of upgrades in spite of the lower handset revenues.

Excluding the handset revenues, revenues would decrease 2.2% year-on-year in the January-June 2015 period.

We consider revenue breakdown to be increasingly less relevant given the high penetration level of our convergent offer. However, we continue to report revenue separately for information purposes.

Fixed business revenues amounted to 4,305 million euros, up 2.9% year-on-year in June 2015, higher broadband and new services revenues, mainly TV, Data and IT. Mobile business revenues amounted to 2,131 million euros, down 7.3% year-on-year at June 30, 2015 due to the decline in mobile accesses and the 5.0% drop in ARPU, impacted by lower prices in the new tariff portfolio.

TELEFÓNICA SPAIN	June 2014	June 2015	%YoY 14/15
Voice Traffic (Million minutes)	17,575	18,049	2.7%
ARPU (EUR) (1)	16.0	15.2	(5.0%)
Prepay	6.1	5.6	(9.6%)
Contract (2)	20.9	19.4	(7.0%)
Data ARPU (EUR) (1)	6.9	7.4	6.9%
% non-SMS over data revenues	95.1%	95.5%	0.4 p.p.

Notes:

(1)	Impacted by the disconnection of 569 thousand inactive M2M accesses in the first quarter of 2014.
(2)	Excludes M2M.

Total expenses, which include supplies, personnel expenses and other expenses (mainly subcontract expenses and taxes) but do not include depreciation and amortization expenses, amounted to 3,505 million euros at June 30, 2015 up by 0.7% year-on-year, reflecting the higher personnel and content costs.

The breakdown by components is as follows:

•	Supplies (1,246 million euros) increased 0.8% year-on-year in the first six months of 2015, mainly reflecting higher spending on TV content. To highlight also the lower interconnection and handset costs.

•	Personnel expenses (1,109 million euros) increased 5.0% year-on-year at June 30, 2015 primarily due to the resumption of the Company’s contribution to its pension plan since July 2014. At June 30, 2015 Telefónica Spain’s headcount totaled 30,188 employees.

•	Other expenses (1,150 million euros) fell by 3.2% year-on-year in the first semester of 2015, reflecting the savings resulting from the simplification processes.

Telefónica, S.A.      52

Condensed consolidated interim financial statements 2015

OIBDA amounted to 2,598 million euros at June 30, 2015 (-5.3% year-on-year), affected by the drop in revenues. Excluding the sale of non-strategic towers for 54 million euros in 2014 and 38 million in 2015, OIBDA would have fallen 4.9% year-on-year.

CapEx reached 887 million euros in the first six months of 2015, up 26.2% year-on-year, including spectrum for 49 million euros, in 900 and 800 MHz bandwidth. Excluding the spectrum acquisition, CapEx, would have increased by 19.2%.

TELEFÓNICA GERMANY

ACCESSES

Thousands of accesses	June 2014	June 2015	% YoY 14/15
Fixed telephony accesses (1)	2,078.2	2,009.7	(3.3%)
Internet and data accesses	2,450.2	2,354.7	(3.9%)
Broadband	2,191.4	2,115.2	(3.5%)
Mobile accesses	19,435.9	42,617.0	n.m.
Prepay	8,919.7	23,500.9	n.m.
Contract (2)	10,516.1	19,116.1	81.8%
M2M	97.5	506.2	n.m.

Final Clients Accesses	23,964.3	46,981.4	96.0%

Wholesale Accesses	1,151.8	1,059.3	(8.0%)

Total Accesses	25,116.1	48,040.7	91.3%

Notes:

(1)	Includes fixed wireless and Voice over IP accesses.
(2)	In the fourth quarter of 2014, 428 thousand E-Plus accesses were excluded before integration, due to the criteria harmonization and a partner disconnection.

During the six first months of the year 2015 Telefónica Germany continued to deliver on key integration activities with E-Plus and benefitting from related synergies. As such, by June 30, 2015 around 750 full time equivalents (FTEs) had accepted the terms of the redundancy program (1,600 FTEs by 2018). Regarding the optimization of the retail shop footprint, as of July 1, 2015 the Company started the transfer of 301 shops acquired by Drillisch, including around 300 employees from the own shops plus additional administration staff. Additionally, in July, Telefonica Deutschland agreed to transfer 7,700 mobile sites to Deutsche Telekom as part of the planned network consolidation, helping the Company to drive a more efficient site dismantling process over time.

During the first six months of the year, Telefónica Germany posted solid commercial momentum and a strong set of financials leveraging on its continued focus on mobile data strategy.

Data usage is further stimulated on improving network quality thanks to the further expansion of the LTE network (70% outdoor coverage in June 2015, progressing well to the target of 75% by the end of the year) and the 3G National Roaming implemented from April 2015.

In June 2015, Telefónica Germany secured a 60 MHz package of spectrum in the 700, 900 and 1,800 MHz bands for a total consideration of 1,195 million euros.

Contract wireless customer base increased by 81.8% year-on-year, due to the acquisition of E-Plus, reaching 19.1 million customers. In comparative terms (considering E-Plus and Telefónica Germany at June 2014) contract wireless customer base would have increased by 2.3%, representing 45% of total customer base.

Smartphone penetration reached 51.3% in the first six months of 2015, with a relevant number of LTE customers.

Telefónica, S.A.      53

Condensed consolidated interim financial statements 2015

Retail broadband accesses registered 2.1 million thousand customers in June 2015 (-3.5% year-on-year).

CONSOLIDATED RESULTS

Millions of euros
TELEFÓNICA GERMANY	June 2014	June 2015	%YoY 14/15
Revenues	2,284	3,849	68.6%
Wireless Business	1,699	3,321	95.5%
Mobile service revenues	1,435	2,735	90.7%
Wireline Business	581	521	(10.2%)
OIBDA	515	869	68.5%
OIBDA Margin	22.6%	22.6%	0.0 p.p.
Depreciation and amortization	(583)	(1,120)	91.8%
Operating Income (OI)	(68)	(251)	n.m.
CapEx	266	1,658	n.m.
OpCF (OIBDA-CapEx)	249	(789)	n.m.

Total revenues totaled 3,849 million euros in the first six months of 2015, up by 68.6% year-on-year in reported terms due to the consolidation of E-Plus since October 1, 2014. In comparative terms (considering E-Plus and Telefónica Germany in the first six months of 2014 (+65.2 p.p.)) total revenue would have increased by 2.1% year-on-year.

Mobile service revenues totaled 2,735 million in the first six months of 2015, growing 90.7% year-on-year in reported terms, due to the consolidation of E-Plus since October 1, 2014. In comparative terms (considering E-Plus and Telefónica Germany in the first six months of 2014 (+89.0 p.p.)) mobile service revenues would have increased by 0.8% year-on-year impacted principally by a higher wireless customer base.

Telefónica Germany continues its focus on data revenues, growing 98.9% year-on-year in reported terms due to the consolidation of E-Plus since October 1, 2014 and representing 51% of mobile service revenues. In comparative terms (considering E-Plus and Telefónica Germany in the first six months of 2014 (+95.8 p.p.)) data revenues would have increased by 1.6% year-on-year. Non P2P SMS data revenues amounted 71% of total data revenues (-1.6 p.p. year-on-year) growing 95% year-on-year in reported terms due to the consolidation of E-Plus since October 1, 2014. In comparative terms (considering E-Plus and Telefónica Germany in the first six months of 2014) non P2P SMS data revenues would have grew by 6.7% year-on-year.

The new data tariff “O2 Blue All-in” is being consolidated in the market as a tool for mobile data monetization, providing 45% more data to customers who hire the new tariff. Additionally 34% of gross adds of the first six months of 2015, hire tariffs with more than 1 GB of consumption.

Fixed revenues in 2015 totaled 521 million euros, decreasing 10.2% year-on-year in the first six months of 2015, reflecting a better contribution of broadband and new services revenues compared to DSL, as well as lower contribution from voice and fixed accesses.

ARPU is reduced by 12.8% year-on-year in reported terms in the first six months of 2015, negatively impacted by the consolidation of E-Plus since October 1, 2014 contributing with a lower ARPU. In comparative terms (considering E-Plus and Telefónica Germany in the first six months of 2014) ARPU would have increased 1% year-on-year.

Telefónica, S.A.      54

Condensed consolidated interim financial statements 2015

TELEFÓNICA GERMANY	June 2014	June 2015	%YoY 14/15
Voice Traffic (Million minutes)	15,347	31,329	n.m.
ARPU (EUR)	12.3	10.7	(12.8%)
Prepay	5.1	5.8	12.7%
Contract (1)	18.7	17.2	(7.8%)
Data ARPU (EUR)	6.1	5.5	(9.0%)
% non-SMS over data revenues	72.3%	71.0%	-1.2 p.p.

Notes:

(1)	Excludes M2M.

Total expenses at June 30, 2015 which include supply costs, personnel costs and other expenses (principally external services and taxes) but do not include depreciation and amortization expenses, amounted to 3,064 million euros, up by 69,1% year-on-year due to the consolidation of E-Plus from October 1, 2014. In comparative terms, considering E-Plus and Telefónica Germany at June 2014 (+68.6 p.p.), and excluding the 3 million euros related to the global restructuring program, in accordance with the simplification initiatives that the Group is implementing to meet its targets, total expenses would have increased by 0.2% year-on-year. By component:

•	Supply costs totaled 1,306 million euros increasing by 47.9% year-on-year in reported terms, due to the consolidation of E-Plus since October 1, 2014. In comparative terms (considering E-Plus and Telefónica Germany in the first six months of 2014 (+46.0 p.p.)) supply costs would have increased by 1.3% year-on-year due to higher handset costs.

•	Personnel expenses totaled 345 million euros in the first six months of 2015, increasing by 61.6% year-on-year in reported terms, due to the consolidation of E-Plus since October 1, 2014. In comparative terms (considering E-Plus and Telefónica Germany in the first six months of 2014 (+68.3 p.p.)) personnel expenses would have decreased by 3.7% year-on-year.

•	Other expenses amounted to 1,413 million euros at June 30, 2015, up by 97.6% year-on-year in reported terms due to the consolidation of E-Plus from October 1, 2014. In comparative terms (considering E-Plus and Telefónica Germany in June 2014 (+96,5 p.p.)) and excluding 4 million euros, related to the global restructuring program, in accordance with the simplification initiatives that the Group is implementing to meet its targets (+0.5 p.p.), other expenses would have increased by 0.3% year-on-year.

OIBDA reached 869 million euros in the first six months of 2015, increasing 68.5% year-on-year in reported terms due to the consolidation of E-Plus from October 1, 2014. In comparative terms (considering E-Plus and Telefónica Germany at June 2014 (+52,5 p.p.)) and excluding 3 million euros related to the global restructuring program, in accordance with the simplification initiatives that the Group is implementing (-0.6 p.p.), the OIBDA would have increased 10.8% year-on-year. This increase is driven by the ongoing focused commercial approach and initial benefits from integration synergies, with more than 40% of the year-on-year improvement explained by integration savings.

CapEx reached 1,658 million euros in the first six months of 2015. Excluding the spectrum acquisition, amounting 1,195 million euros, CapEx, would have increased by 74% in reported terms due to the consolidation of E-Plus from October 1, 2014. In comparative terms (considering E-Plus and Telefónica Germany at June 2014 (+64.4 p.p.)) CapEx would have increased by 5.6% year-on-year, with focus on the deployment of LTE network as clear priority.

Telefónica, S.A.      55

Condensed consolidated interim financial statements 2015

TELEFÓNICA BRAZIL

ACCESSES

Thousands of accesses	June 2014	June 2015	%YoY 14/15
Fixed telephony accesses (1)	10,929.1	14,869.6	36.1%
Internet and data accesses	4,103.5	7,224.0	76.0%
Broadband (2)	3,944.9	7,092.4	79.8%
Fiber (3)	273.3	3,640.8	n.m.
Mobile accesses	79,350.7	82,648.7	4.2%
Prepay	53,188.5	53,068.7	(0.2%)
Contract	26,162.3	29,580.0	13.1%
M2M	2,920.1	3,935.2	34.8%
Pay TV	687.8	1,785.9	n.m.

Final Clients Accesses	95,071.1	106,528.1	12.1%

Wholesale Accesses	27.0	23.6	(12.7%)

Total Accesses	95,098.1	106,551.7	12.0%

Notes:

(1)	Includes fixed wireless and Voice over IP accesses.
(2)	Includes ADSL, satellite, optical fiber, cable modem and broadband circuits.
(3)	Includes 3.2 Millions GVT fiber (FTTx) customers since second quarter 2015.

On May 28, 2015 Telefónica Brazil completed the acquisition of GVT after approval of an extraordinary shareholders meeting, becoming this way the leading integrated operator in the Brazilian market, improving its strategic positioning and its growth profile. In this way Telefónica Brazil consolidates the financial and operating of GVT since May 1, 2015.

Telefónica Brazil continues to improve its competitive position through its commitment to service quality and innovation in their commercial proposals. This approach results in the acceleration of revenues growth, with positive contribution of both businesses, fixed and mobile, and the OIBDA’s year-on-year growth return, despite the economic environment and the negative impact of regulation.

In the mobile business the strategic focus remains on gaining and retaining high value customers, reaching in this way a market share in June 2015 of 41.7% in the contract segment, increasing 0.4 percentage points compared to the same period last year. The deployment of LTE continues, leading the market in terms of coverage to 140 cities (40% of population coverage) and in terms of accesses to a total of 5.7 million. On the other hand, in the prepaid segment, the Company’s strategy remains focused on expanding data plans.

Regarding the fixed business, the fiber FTTx deployment continues. To highlight the increasing quality of the customer base, with 51% of the customers with FTTx technology (3.6 million online accesses) after the integration of GVT and the significant acceleration of net adds of fiber customers (0.2 million new customers in the first half of 2015 compared to 0.1 million new customers in the first half of 2014, considering GVT in both periods). In June 2015, continues the strong performance of the traditional wireline business, stable year-on-year, considering GVT in both years. Regarding the Pay-TV business, accesses stood at 1.8 million at June 30 2015 with a net gain of 81 thousand customers in June 2015 compared to 79 thousands customers in June 2014, considering GVT in both years.

Telefónica managed in Brazil 106.5 million customers, up by 4% compared to June 2014, considering GVT in both years, despite the application of more restrictive criteria in the calculation of prepaid customers.

Regarding the mobile business:

Mobile customers stood at 82.6 million in June 2015, up by 4% year-on-year. The proportion of the contract customer over total customer base increased by 3 percentage points year-on-year, reaching 36% of the total customer base. The proportion of smartphones increased 12 percentage points year-on-year, reaching 43% of the base. Net adds of customers in the first half of 2015 stood at 2.7 million customers, an increase of 29% year-on-year.

Regarding the fixed business:

Traditional customers stood at 14.9 million in June 2015, stable year-on-year considering GVT in both years, highlighting the positive evolution of GVT customers, and the stabilization of wireline customers losses in Sao Paulo despite the lower commercial activity of fixed wireless (application of strict credit control policies).

Telefónica, S.A.      56

Condensed consolidated interim financial statements 2015

Retail broadband customers totaled 7.1 million in the first half of 2015 with a 6% year-on-year growth considering GVT in both years. Out of which, 7.1 million customers, 51% are connected with FTTx.

The pay TV customers stood at 1.8 million in June 2015, increasing by 22% year-on-year considering GVT in both years.

CONSOLIDATED RESULTS

Millions of euros	June 2014	June 2015	%YoY 14/15
TELEFÓNICA BRAZIL			€	LC
Revenues	5,484	5,737	4.6%	10.0%
Wireless Business	3,687	3,773	2.3%	7.6%
Mobile service revenues	3,494	3,554	1.7%	6.9%
Wireline Business	1,797	1,964	9.3%	14.9%
OIBDA	1,732	1,759	1.6%	6.8%
OIBDA Margin	31.6%	30.7%	(0.9 p.p. )	(0.9 p.p. )
Depreciation and amortization	(876)	(964)	10.1%	15.7%
Operating Income (OI)	856	795	(7.1%)	(2.4%)
CapEx	833	961	15.4%	21.3%
OpCF (OIBDA-CapEx)	899	798	(11.2%)	(6.7%)

Revenues in the first half of 2015 amounted to 5,737 million euros, growing 4.6% in reported terms. However, stripping out the exchange rate effect (-5.3 p.p.) and considering GVT in both years (+5.0 p.p.), year-on-year growth would have been 4.8%. This increase is mainly driven by the good performance of mobile revenues, which grew by 2.3% in reported terms and 7.6% stripping out the effect of exchange rates, partially offset by the negative effect of regulation, which subtracts 3 percentage points to the growth of the first half of 2015.

Mobile service revenues amounted to 3,554 million euros in the first half of 2015, up by 1.7% year-on-year in reported terms, and up by 6.9% year-on-year stripping out the exchange rate effect, due to the higher customer base and ARPU; linked to the higher contract proportion, in spite of the regulation impact in the first six months of 2015 affecting negatively in 3.1 percentage points.

Data revenues represent 40.9% of service revenues (+7.8 p.p. year-on-year) with a year-on-year growth of 25.5% in reported terms (up 31.9% excluding the effect of exchange rates, due to the strong performance of the non-SMS revenues). Revenues from non-SMS data increased by 36.1% in reported terms (+43.% year-on-year not considering the effect of exchange rates), reflecting a strong growth in the smartphones customers, as well as a higher average consumption and the positive effect of the implemented measures to improve data monetization.

Telefónica, S.A.      57

Condensed consolidated interim financial statements 2015

Handset revenues increased 13.3% year-on-year in reported terms in June 2015. Not considering the effect of exchange rates the year-on-year growth would be of 19.1%, due to higher gross adds in the contract segment and the higher proportion of “smartphones” and LTE handsets.

Fixed business revenues totaled 1,964 million as of June 2015, increasing by 9.3% year-on-year in reported terms. However, excluding the impact of exchange rate (-5.6 p.p.), these revenues would decrease by 0.4% year-on-year considering GVT in both years (+15.3 p.p.). This decrease is affected by the regulatory impact mentioned above, showing a negative impact of 3.1 percentage points. Excluding these impacts, the higher revenues are due to the better trend in retail broad band and Pay-TV.

Broadband and new services revenues show an increase of 21.7% in reported terms. Excluding the impact of exchange rate (-6.2 p.p. year on year) and considering GVT revenues in both years (+18.4 p.p.), the year-on-year variation would have increased by 8.0%. This reflects the higher quality in the broadband and Pay-TV access base and the ARPU growth in both services.

Voice and access revenues increased by 1.3% in reported terms. However, they would decrease by 6.2% excluding the impact of exchange rate (-5.2 p.p. year on year) and considering GVT’s revenues in both years (+13.4 p.p.), affected by the regulatory impacts and the fixed to mobile substitution effect.

TELEFÓNICA BRAZIL	June 2014	June 2015	%YoY LC 14/15
Voice Traffic (Million minutes)	62,003	63,891	3.0%
ARPU (EUR)	7.1	6.9	1.7%
Prepay	3.9	3.5	(4.0%)
Contract (1)	15.5	14.7	(0.4%)
Data ARPU (EUR)	2.5	3.0	26.4%
% non-SMS over data revenues	75.7%	82.1%	6.4 p.p.

Notes:

(1)	Excludes M2M.

Total expenses which include supply costs, personnel costs and other expenses (principally external services and taxes) but do not include depreciation and amortization expenses, totaled 4,116 million euros as of June 2015, increasing by 6.1% in reported terms, but would have increased by 11.5% excluding the effect of exchange rates. However, considering GVT (+4.8 p.p.) in both years, total expenses would have been up by 6.4%. This increase is driven by the unfavorable macroeconomic situation (bad debt provisions and costs related to the inflation and the depreciation of the real against the dollar). By items:

•	Supplies (1,336 million euros) increased by 1.2% year-on-year in reported terms, however excluding the effect of exchange rates (-5.2 p.p.) and considering GVT in both years (+3.6 p.p.), these expenses would have increased by 2.7% mainly due to higher expenses resulting from exchange rate effects (contents, outgoing international traffic and satellite).

•	Personnel expenses (500 million euros) increased by 12.2% year in reported terms, however excluding the effect of exchange rates (-5.7 p.p.) and considering GVT in both years (+14.3 p.p.) these expenses would have increased by 3.2% reflecting the negative inflation impact on wages partially offset by savings from the staff restructuring programs and voluntary redundancies carried out in the last years.

•	Other expenses (2,280 million euros) increased by 7.9% in reported terms, however excluding the effect of exchange rates (-5.5 p.p.) and considering GVT in both years (+3.6 p.p.) these expenses would have increased by 9.4%, mainly driven by higher energy costs and higher expenses linked to inflation as well as higher bad debt provisions resulting from the unfavorable macroeconomic situation in the country.

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Condensed consolidated interim financial statements 2015

OIBDA totaled 1,759 million euros, representing an increase of 1.6% in reported terms. Excluding the effect of the exchange rate (-5.2 p.p.) and considering GVT in both years (+6.1 p.p.), the increase would have been 0.6% in the first half of 2015. This is affected by the negative impact of regulation (-3.5 p.p.). The OIBDA margin, stood at 30.7% in June 2015, down by 0.9 percentage points year-on-year in reported terms (-1.3 p.p. excluding the effect of exchange rates and consider GVT in both years).

CapEx totaled 961 million euros in the first half of 2015 increasing by 15.4% in reported terms. Excluding the exchange rate effect (-5.9 p.p.) and considering GVT in both years (+11.5 p.p.), CapEx would have increased by 8.7% year-on-year, driven by the improvement and the expansion of networks, mainly fiber, 3G and 4G.

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Condensed consolidated interim financial statements 2015

TELEFÓNICA HISPANOAMÉRICA

ACCESSES
Thousands of accesses	Junio 2014	Junio 2015	%YoY 14/15
Fixed telephony accesses (1) (2)	13,603.4	13,158.7	(3.3%)
Internet and data accesses	5,285.0	5,573.4	5.5%
Broadband (3)	5,228.7	5,514.1	5.5%
Mobile accesses	107,508.3	110,866.4	3.1%
Prepay (4)	84,197.0	87,077.4	3.4%
Contract	23,311.3	23,789.1	2.0%
M2M	1,923.3	2,144.8	11.5%
Pay TV	2,294.6	2,648.6	15.4%

Final Clients Accesses	128,691.4	132,247.2	2.8%

Wholesale Accesses	21.8	31.4	44.4%

Total Accesses T. Hispanoamérica	128,713.1	132,278.6	2.8%

Notes

(1)	Includes fixed wireless and Voice over IP accesses.
(2)	Includes 50 thousand fixed wireless additional customers in Peru, in the second quarter of 2014.
(3)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(4)	In the fourth quarter of 2014, 1.8 millions of inactive customers were disconnected in Central America.

Total accesses closed at 132.3 million on June 30, 2015 (+2.8% year-on-year).

Regarding commercial operations in mobile business:

Mobile accesses totaled 110.9 million on June 30, 2015 (+3.1% year-on-year), driven by Mexico (+13.9%) and Peru (+4.3%), mainly due to the growth in prepaid segment (+3.4% year-on-year). In the contract segment (+2.0% year-on-year), growth was driven mainly by Peru (+10.8%), Mexico (+5.5%) and Chile (+1.5%).

Total net adds amounted 520 thousand in the first half of the year 2015, with a year-on-year increase in customer additions during the year (+4%) and strong commercial activity in Mexico and Peru. On the other hand, cumulative churn stood at 3.3% in June 2015, in line with January-June 2014 figure.

Growth of smartphones (+41% year-on-year) continued to be the main driver of accesses growth, with a penetration over mobile accesses of 33% (+9 p.p. year-on-year). Penetration of smartphones was particularly successful in Mexico (+16.7 p.p.), Venezuela and Central America ( +9 p.p.), Peru (+14.1 p.p.) and Argentina (+5 p.p.).

Total ARPU grew by 6.4% during the first six months of 2015, due to increases in voice traffic (+8.9% year-on-year) and increased data traffic (+56% year-on-year), attributable to the higher access growth and the larger average data consumption per smartphone customer.

Regarding the fixed business:

Traditional business accesses stood at 13.2 million at June 30, 2015 (-3.3% year-on-year) affected by the erosion of traditional business in the region: Venezuela and Central America (-6.4% year-on-year), Chile (-4.9%), Peru (-6%) and Argentina (-2.3%).

Retail broadband accesses totaled 5.5 million at June 30, 2015 (+5% year-on-year) after reaching net adds of 134.6 thousand accesses. The penetration of fixed broadband accesses over traditional business accesses was 41.9% (+3.5 p.p. year-on-year). The mix of accesses focused on higher speeds, and accesses with speeds in excess of 4 Mb accounted for 51% (+8 p.p. year-on-year).

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Condensed consolidated interim financial statements 2015

Pay TV accesses reached 2.6 million (+15.4% year-on-year) after net adds of 216.7 thousand accesses, with an improvement in all countries of the region that offer the service. Growth was particularly positive in Peru (+22.9%), Venezuela and Central America (+3.6%), Colombia (+15.6%) and Chile (+13.3%).

CONSOLIDATED RESULTS

Millions of euros	Junio	Junio	%YoY 14/15
TELEFÓNICA HISPANOAMÉRICA	2014	2015	€	LC(*)
Revenues	7,066	7,132	0.9%	10.0%
Wireless Business	5,340	5,104	(4.4%)	10.3%
Mobile service revenues	4,781	4,524	(5.4%)	10.1%
Wireline Business	1,741	2,044	17.4%	9.1%
OIBDA	2,267	2,152	(5.1%)	11.5%
OIBDA Margin	32.1%	30.2%	(1.9 p.p. )	0.4 p.p.
Depreciation and amortization	(1,072)	(1,078)	0.6%	6.7%
Operating Income (OI)	1,195	1,074	(10.1%)	16.4%
CapEx	1,234	1,474	19.5%	20.8%
OpCF (OIBDA—CapEx)	1,033	678	(34.4%)	(4.0%)

(*)	Excludes the effect of hyperinflation in Venezuela and considers venezuelan bolívar SICAD II exchange rate.

Revenues amounted to 7,132 million euros in the first half of 2015, increasing 0.9% year-on-year in reported terms, mainly due to the effect of exchange rates, the hyperinflation and depreciation in Venezuela. Excluding these effects, affecting growth negatively in 7.8 percentage points, revenues would have increased by 10.0%, due to the growth in Argentina (22.9%), Venezuela and Central America (+30.0%) as well as in Mexico (+6.8%), Peru (+4.0%) and Chile (+2.4%). This growth is leveraged on both businesses, fixed and mobile.

Mobile service revenues decreased by 5.4% in reported terms in the first six months of 2015, mainly due to the effect of exchange rates, the hyperinflation and depreciation in Venezuela. Excluding these effects, service revenues would have increased by 10.1% year-on-year at June 30, 2015 in spite of the lower interconnection tariffs in some countries (-2.3 p.p.). The revenues leveraged on accesses and ARPU growth , due to a higher data usage.

Below is additional information by country:

•	In Argentina, mobile service revenues grew by 36.5% in reported terms. Excluding the effect of exchange rates they would have been up by 25.5% as a result of the ARPU growth due principally to higher tariffs and a higher data usage.

•	In Peru, mobile service revenues increased by 18.8% in reported terms. Excluding the effect of exchange rates they would have increased by 7% in spite of the lower interconnection tariffs (-1.8 p.p.) and the highly competitive environment. This trend is principally due to the higher customer base and a higher data usage.

•	In Mexico, mobile revenues increased by 13.4% in reported terms. Excluding the effect of exchange rates they would have increased by 6.5%, as a result of the higher access base and the increase in revenues from international carrier, in spite of the negative impact from the interconnection tariffs set at the beginning of the year 2015 (-3.2 p.p.).

•	In Chile, mobile revenues increased by 11.0% in reported terms. Excluding the effect of exchange rates they would have increased by 1.4%, as a result of the strong impact from the change in interconnection tariffs, subtracting 2.8 percentage points to the year-on-year growth. Excluding this impact, mobile service revenues would have increased by 4.3% due to the larger average consumption per customer due to a higher data usage and the higher quality in the access base.

•	In Colombia, mobile revenues decreased by 6.3% in reported terms. Excluding the effect of exchange rates they would have decreased by 3.2%, as a result of the reduction in interconnection

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tariffs and the ARPU erosion, resulting from a higher number of promotions in a highly competitive market.

Data revenues in the segment were up by 1.6% in reported terms in the first half of 2015. These revenues would have been up by 20.2% excluding the effect of exchange rates, the hyperinflation and depreciation in Venezuela. This increase is mainly due to higher data revenues in Peru (+37.0%), Chile (+27.9%), Colombia (+12.3%) and Argentina (+13.4%), principally due to the growth of non-SMS data revenues (+35.7%), which meant 81% of data revenues (+9.3 p.p. year-on-year).

On the other hand, fixed business revenues increased by 17.4% in reported terms in the first six months of 2015, due to the effects of exchange rates. Excluding this effect, fixed revenues would have increased by 9.1% year-on-year at June 30, 2015 driven by broadband and new services revenues (+17.4% year-on-year excluding exchange rate effects, +26.6 year-on-year in reported terms). The revenues from broadband and new services, represented 64% of fixed revenues (+4.6 p.p. year-on-year).The growth is principally explained by Argentina (+25.9%) with a substantial increase in broadband revenues, associated to the increase in ARPU, and to a lesser extent Chile and Peru.

Total expenses which include supply costs, personnel costs and other expenses (principally external services and taxes) but do not include depreciation and amortization expenses, stood at 5,089 million euros in the first six months of 2015, up by 3.6% in reported terms, as a result mainly of the exchange rate effect, the hyperinflation and the depreciation in Venezuela (-4.5 p.p.) and the recognition in the first six months of 2015 of expenditures relating to the global restructuring program, in accordance with the simplification initiatives that the Group is implementing to meet its targets (6.3 million euros in Perú; +0.1 p.p.). Excluding these effects, total expenses would have increased by 8.9%. Below is additional information by country:

•	Argentina: expenses stood at 1,391 million euros, up 26.3% in reported terms. Excluding the effect of exchange rates, expenses would have grown by 16.2% due to higher overhead costs, affected by the higher inflation rate, partially compensated by lower commercial costs.

•	Peru: expenses stood at 943 million euros, up by 20.3% in reported terms. Excluding the effect of exchange rates, expenses would have been up by 8.3% due to higher supply costs associated to the high commercial effort in capturing and retaining high value customers and by the effect of the foreign exchange rate on the dollar based expenditures. Recognition in the first six months of 2015 of expenditures relating to the global restructuring program, in accordance with the simplification initiatives that the Group is implementing to meet its targets (6.3 million euros). Excluding this effect, expenses would have increased by 7.5%.

•	Mexico: expenses stood at 708 million euros, up by 3.5% in reported terms. Excluding the effect of exchange rates expenses would have decreased by 2.8%, mainly due to lower interconnection costs and the efficiency plans carried out by the operator.

•	Chile: expenses stood at 801 million euros, up by 12.6% in reported terms. Excluding the effect of exchange rates expenses would have increased by 2.9%, mainly due to higher network costs associated to transformation projects, partially offset by lower commercial costs due to lower commercial activity, reflecting the decreased subsidy level in the market.

•	Colombia: expenses stood at 522 million euros, down by 8.4% in reported terms. Excluding the effect of exchange rates, expenses would have increased by 5.4%, mainly due to lower commercial costs, the efficiency plans carried out by the operator and lower interconnection costs, partially offsetting the negative impact of the depreciation of the Colombian peso on the dollar based expenditures.

By component, variation is explained by:

•	Supplies (2,042 million euros) up by 3.1% in the first semester of 2015 in reported terms. Excluding the effect of exchange rates, the hyperinflation and the depreciation in Venezuela (-0.8 p.p.), expenses would have grown by 4.2%. The increase is due to handsets costs, higher commercial activity with high-end equipment partially offset by the positive impact of the interconnection rate cuts in Mexico, Colombia, Chile and Peru.

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Condensed consolidated interim financial statements 2015

•	Personnel expenses (826 million euros) were up by 7.2% in reported terms, but would have been up by 14% excluding the impacts of exchange rates, hyperinflation and depreciation in Venezuela (-6.1 p.p. ) and the recognition of expenditures in Peru relating to the global restructuring program, in accordance with the simplification initiatives that the Group is implementing to meet its targets (+ 0.9 p.p.; 6.3 million euros). ,The increase in these costs is due to a general rise of inflation in certain countries in the region.

•	Other expenses (2,221 million euros) up by 2.9% in reported terms. Excluding the effect of exchange rates, hyperinflation and depreciation in Venezuela (-7.4 p.p.), these expenses increased by 11.5%, mainly due to the rise in prices and the depreciation of the foreign exchange rates against dollar in some countries in the region, as well as the higher commercial activity and the higher network costs associated to the strong traffic increase.

This brought OIBDA to 2,152 million euros in the first half of 2015, down by 5.1% in reported terms, due to:

•	Exchange rate effect, hyperinflation and depreciation in Venezuela (-14.4 p.p.).

•	Recognition of the global restructuring program costs in Peru (6.3 million euros; -0.3 p.p.), in accordance with the simplification initiatives the Group is implementing to meet its targets.

•	The non-strategic towers sales (0.4 million euros in 2014 and 2 million euros in 2015;+0.1 p.p.).

Excluding these impacts, OIBDA would have increased by 11.8%.

The OIBDA margin stood at 30.2% at June 30 2015, down by 1.9 percentage points year-on-year in reported terms, although excluding the effect of exchange rates, hyperinflation and depreciation in Venezuela, the impact of the non-strategic tower sales and the impact of global restructuring program, in accordance with the simplification initiatives the Group is implementing to meet its targets, it would have been up by 0.5 percentage points. The increase was due to a higher margin in Mexico (+7.4 p.p.), Argentina (+3.4 p.p.) and Colombia (+3 p.p.).

The CapEx stood at 1,474 million euros at June 30 2015, up by 19.5% year-on-year in reported terms, affected by the effect of exchange rates, hyperinflation and depreciation in Venezuela (+0.1 p.p.). Excluding these impacts as well as the spectrum acquisition (345 million euros at June 30, 2015 and 189 million euros at June 30, 2014), CapEx would have increased by 13.1%. Investments were principally dedicated to the roll out of new generation networks, accelerating LTE deployment and Fiber transport network, as well as the strong customer growth in fixed broad band and Pay TV.

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Condensed consolidated interim financial statements 2015

Risks and uncertainties facing the company

The Telefónica Group’s business is conditioned by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Group which could affect its business, financial position and results must be considered jointly with the information in the consolidated financial statements of 2014 and the information in these condensed consolidated interim financial statements, and are as follows:

Risks relating to the Group

Worsening of the economic and political environment could negatively affect Telefónica’s business.

Telefónica’s international presence enables the diversification of its activities across countries and regions, but it is affected by various legislation, as well as the political and economic environments of the countries in which it operates. Any adverse developments or even uncertainties in this regard, including exchange-rate or sovereign-risk fluctuations, may adversely affect the business, financial position, cash flows and/or the performance of some or all of the Group’s financial indicators.

With respect to the economic environment, the Telefónica Group’s business is impacted by overall economic conditions in each of the countries in which it operates. Economic conditions may adversely affect the level of demand of existing and prospective customers, as they may no longer deem critical the services offered by the Group. Factors such as high debt levels, ongoing restructuring of the banking sector, the implementation of pending structural reforms and continued fiscal austerity measures could hinder more dynamic growth in Europe and, in turn, the consumption and volume of demand for the Group’s services, which could materially adversely affect the Group’s business, financial condition, results of operations and cash flows.

The soft and gradual economic recovery in Europe together with an inflation rate below the European Central Bank (ECB) target, with signs of deflation in some of its components, will continue to lead to monetary and fiscal easing from key players, with a view to creating a relatively benign scenario for Europe. In this region, the Telefónica Group generated 25.0% of its total revenues in Spain and 16.4% in Germany in the first half of 2015. Recent episodes regarding Greece situation and the impact of decisions that could be taken in terms of the European project and its financial markets, are also risks to monitor in the coming months.

In Latin America the most important challenge is the exchange-rate risk in Venezuela and Argentina, given the negative impact that a depreciation in their currencies could have on cash flows from both countries. International financial conditions may be unfavourable and may lead to potential periods of volatility linked to the evolution of the developed financial markets (especially long-term interest rates in the United States affected by the U.S. Federal Reserve’s intervention that are not discounted in the market), an economic slowdown in Asia (a key region for Latin America) and slow progress with structural reforms projects in the majority of these countries limiting potential for higher growth rates. Among the most significant macroeconomic risk factors in the region are the high inflation rates, negative economic growth and high internal and external funding needs in Venezuela. These funding needs are significant and are affected by the recent fall in oil prices, which is the main and almost sole source of foreign currency in the country. These factors are affecting Venezuela’s competitiveness and may result in a currency devaluation. Other risks in the region are Argentina’s high level of inflation coupled with a phase of economic slowdown and weak public finances. Moreover, the recent decline in the prices of oil and other commodities could have a negative impact on the external accounts of countries such as Brazil, Chile, Peru and Colombia.

In relation to the political environment, the Group’s investments and operations in Latin America could be affected by a series of risks related to economic, political and social factors in these countries, collectively denominated “country risk”. At June 30, 2015, Telefónica Hispanoamérica and Telefónica Brazil represented 30.5% and 24.5% of the Telefónica Group’s revenues, respectively. Moreover, approximately 11.6% of the Group’s revenues in the telephony business are generated in countries that do not have investment grade status (in order of importance, Argentina, Venezuela, Ecuador, Guatemala, El Salvador, Nicaragua and Costa Rica), and other countries are only one notch away from losing this threshold. It is also significant that, despite clear improvements in Brazil, the uncertainty surrounding the political situation, along with current economic recession (negatively affected by fiscal and monetary adjustments) in a high inflation environment, could result in a rating downgrade that, depending on the extent of such downgrade, could lead to strong exchange-rate volatility due to an outflow of investments, especially in relation to fixed-income.

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“Country risk” factors include the following:

•	government regulation or administrative policies may change unexpectedly, including changes that modify the terms and conditions of licences and concessions and their renewal (or delay their approvals), which could negatively affect the Group’s business in such countries;

•	abrupt exchange-rate fluctuations may occur mainly due to high rates of inflation and both fiscal and external deficits with the resulting exchange-rate overvaluation, that would require an exchange-rate adjustment. This movement could lead to a strong exchange-rate depreciation in the context of a floating exchange rate regime, or a significant devaluation after abandoning clearly misaligned fixed exchange rates regimes and the introduction of varying degrees of restrictions on capital flows;

•	governments may expropriate or nationalise assets, make adverse tax decisions or increase their participation in the economy and in companies;

•	economic-financial downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries; and

•	maximum limits on profit margins may be imposed in order to limit the prices of goods and services through the analysis of cost structures. For example, in Venezuela, a maximum profit margin has been introduced that will be set annually by the Superintendence for Defense of Socioeconomic Rights.

Any of the foregoing may adversely affect the business, financial position, results of operations and cash flows of the Group.

The Group’s financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates, interest rates or financial investment risks.

At June 30, 2015, 44% of the Group’s net debt (in nominal terms) had its interest rates fixed over a year, while 30% was denominated in a currency other than the euro.

To illustrate the sensitivity of financial expenses to a change in short-term interest rates at June 30, 2015: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica has a financial position at that date would lead to an increase in financial expenses of 221 million euros, (ii) whereas a 100 basis points decrease in interest rates in all currencies except the euro, the U.S. dollar and the pound sterling (these to zero rates in order to avoid negative rates), would lead to a reduction in financial expenses of 72 million euros. These calculations were made assuming a constant currency and balance position equivalent to the position at that date and bearing in mind the derivative financial instruments arranged.

According to the Group’s calculations, the impact on results and specifically changes in the value of a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies against the euro would result in exchange losses of 90 million euros, primarily due to the weakening of the bolivar fuerte and, to a lesser extent, the Argentinean peso. These calculations had been made assuming a constant currency position with an impact on profit or loss at June 30, 2015 including derivative instruments in place. At June 30, 2015, 24.0% of the Telefónica Group’s operating income before depreciation and amortization (OIBDA) was concentrated in Telefónica Brazil and 29.4% in Telefónica Hispanoamérica.

The Telefónica Group uses a variety of strategies to manage this risk, mainly through the use of financial derivatives, which themselves are also exposed to risk, including counterparty risk. Furthermore, the Group’s risk management strategies may not achieve the desired effect, which could adversely affect the Group’s business, financial condition, results of operations and cash flows.

Existing or worsening conditions in the financial markets may limit the Group’s ability to finance, and consequently, the ability to carry out its business plan.

The performance, expansion and improvement of the Telefónica Group’s networks, the development and distribution of the Telefónica Group’s services and products, the development and implementation of

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Telefónica’s strategic plan, the development and implementation of new technologies or the renewal of licences as well as expansion of the Telefónica Group’s business in countries where it operates may require a substantial amount of financing.

The performance of financial markets in terms of liquidity, cost of credit, access and volatility, continues to be overshadowed by persisting uncertainty regarding certain factors such as the pace of economic recovery, the health of the international banking system and concerns regarding the burgeoning deficits of some European countries. The worsening international financial market credit conditions caused by some of these factors could make it more difficult and more expensive to refinance existing financial debt or arrange new debt if necessary, and more difficult to raise funds from the Group’s shareholders, and may negatively affect the Group’s liquidity. At June 30, 2015, gross financial debt scheduled to mature in 2015 amounted to 5,529 million euros (which includes the net position of derivative financial instruments and certain current payables), and gross financial debt scheduled to mature in 2016 amounted to 7,662 million euros. Despite having covered gross debt maturities nearly until the end of 2016 (fulfilling our policy of covering at least 12 month debt maturities) by available cash and lines of credit at June 30, 2015, possible difficulties in maintaining the current safety margin, or the risk that this could be significantly and unexpectedly exhausted, could force Telefónica to use resources allocated for other investments or commitments for payment of its financial debt, which could have a negative effect on the Group’s businesses, financial position, results of operations or cash flows.

Despite having its gross debt maturities profile covered for more than one year, obtaining financing on the international capital markets could also be restricted, in terms of access and cost, if Telefónica’s credit ratings are revised downwards, either due to lower solvency or operating performance, or as a result of a downgrade in the rating for Spanish sovereign risk by rating agencies. Any of these situations could have a negative impact on the Group’s ability to meet its debt maturities.

Moreover, market conditions could make it harder to renew existing undrawn credit lines, 10% of which, at June 30, 2015, were scheduled to mature prior to June 30, 2016.

In addition, the impact of the sovereign debt crisis and the rating downgrades in certain Euro zone countries should be taken into account. Any deterioration in the sovereign debt markets, doubts about developments in European projects (such as implementation of the banking union project, the results of the elections in Europe, including Spain among others, or progress towards fiscal integration), as well as further credit restrictions by the banking sector could have an adverse effect on the Telefónica Group’s ability to access funding and/or liquidity, which could have a significant adverse effect on the Group’s businesses, financial position, results of operations and cash flows.

Telefónica’s divestment of its operations in the United Kingdom may not materialise.

On March 24, 2015, Telefónica and Hutchison Whampoa Limited (“Hutchison”) signed an agreement for the acquisition by the latter of Telefónica’s operations in the UK (O2 UK) for a price (firm value) of 10,250 million pounds sterling in cash (approximately 14,000 million euros at the exchange rate as of the date of the agreement), composed of (i) an initial amount of 9,250 million pounds sterling (approximately 12,640 million euros) which would be paid at closing and (ii) an additional deferred payment of 1,000 million pounds sterling (approximately 1,360 million euros) to be paid once the cumulative cash flow of the combined company in the United Kingdom has reached an agreed threshold.

Completion of the transaction is subject to, among other conditions, the approval of the applicable regulatory authorities and the obtaining of waivers to some contractual provisions affected by the sale, including those related to network alliances, as well as change of control provisions under certain contractual arrangements with third parties.

As completion of the share purchase agreement is conditional on the satisfaction (or, if applicable, waiver) of certain conditions, the acquisition may or may not proceed. If the abovementioned divestment is ultimately not consummated, it could have a material adverse effect on the trading price of Telefónica´s ordinary shares, bonds and debt instruments.

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Risks relating to the Group’s Industry

The Group operates in a highly regulated industry which requires government concessions for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.

The telecommunications sector is subject to laws and regulations in different countries, and additionally, many of the services the Group provides require the granting of a licence, concession or official approval, which usually requires certain obligations and investments to be made, such as those relating to spectrum availability. Among the main risks of this nature are those related to spectrum regulation and licences/concessions, rates, universal service regulation, regulated wholesale services over fiber networks, privacy, functional separation of businesses and network neutrality.

Thus, as the Group provides most of its services under licences, authorisations or concessions, it is vulnerable to administrative bodies’ decisions, such as economic fines for serious breaches in the provision of services and, potentially, revocation or failure to renew these licences, authorisations or concessions, or the granting of new licences to competitors for the provisions of services in a specific market.

In this regard, the Telefónica Group pursues its licence renewals in the terms referred in their respective contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases complying with certain obligations is required, including, among others, minimum specified quality, service and coverage standards and capital investment. Failure to comply with these obligations could result in the imposition of fines, revision of the contractual terms, or even the revocation of the licence, authorisation or concession.

Additionally, the Telefónica Group could be affected by regulatory actions carried out by the antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain businesses.

Regulation of spectrum and government licenses:

In Europe, on May 6, 2015, the European Commission adopted a Communication on the “Digital Single Market” (“DSM”), which establishes a series of policy initiatives to promote the development of the single market of digital services and networks. These initiatives, which will be materialized in future regulations, could have significant implications, among others, on secondary spectrum markets, auction conditions, duration and renewal of licenses, etc.

Moreover, on May 8, 2015, the European Commission has already approved a Decision on the harmonisation of the 1452—1492 MHz frequency band (1500 MHz band), which encourages Member States to designate and to make available this band, from November 2015,on a non-exclusive basis. Consequently, spectrum award processes will be expected in the short-mid- term all across the EU. Germany and the UK have already auctioned the band and therefore the Decision will not have material impact on Telefónica’s cash flow in those markets. In Spain, the Government launched a consultation which ended on June 21, 2015 to evaluate demand for spectrum in the 1500 MHz band.

Additionally, in connection with the 700 MHz band, in the coming years it will be materialized in Europe, the main issues for allocation and use. This could require new cash outflows ahead of the Group’s previously anticipated schedule (it is expected that the spectrum will be available between 2018 and 2021), except in Germany which has already been the first country in Europe to award spectrum in the 700 MHz band. Along with this band it was auctioned spectrum in the 1500 MHz, 900 MHz and 1800 MHz frequency bands. This auction ended on June 19, 2015. Telefónica Germany GmbH & Co. OHG (“Telefónica Germany”) spent 1,198 million euros for 2 x 10 MHz in 700 MHz band, 2 x 10 MHz in 900 MHz band and 2 x 10 MHz in 1800 MHz band.

On June 10, 2015, the Cologne Court annulled BNetzA’s decision by which, among other things, Telefonica Deutschland (the subsistent entity when the merger between Telefónica Deutschland Holding AG and E-Plus Mobilfunk GmbH & Co KG takes place) was obliged to anticipate one year in advance (by December 31,

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2015), the withdrawal of frequencies in the 1800 MHz band, not reacquired in the mentioned auction. However, the Court´s Decision can still be appealed.

Also, the German regulator announced that, once the auction of spectrum mentioned above was over, it will perform a frequency distribution analysis, and determine whether any additional action is needed, particularly in the area of the 2GHz spectrum band granted to Telefónica Deutschland. In addition, and within the framework of the conditions imposed by the European Commission in connection with the merger, the surviving entity of the merger is obliged to offer up to 2x10 MHz in the 2600 MHz as well as up to 2x10 MHz in the 2100 MHz spectrum band to one potential new mobile network operator. This offer is open to any potential new mobile network operator that had declared a respective interest by December 31, 2014, and to the operator with whom Telefónica Deutschland has signed the network access agreement (Drillisch Group).

In the United Kingdom a significant increase in the annual licence fees charged for the use of the spectrum in 900 MHz and 1800 MHz bands has been proposed by the regulator (the Office of Communications (“Ofcom”). Separately, the United Kingdom Government announced, at the end of 2014, an agreement with the United Kingdom mobile operators, including Telefónica United Kingdom, under which the mobile operators would accept a 90% geographic coverage obligation for voice and text services. Given the agreement, Ofcom has agreed to consider the impact of the geographic coverage obligation on its valuation of annual fees for 900 MHz and 1800 MHz spectrum. In February 2015, Ofcom issued a provisional decision to increase annual licence fees (in the case of Telefonica United Kingdom to £61.2m per annum in real March 2013 prices), and a further consultation on the impact of the 90% coverage obligation on the value of the spectrum. That consultation has now closed and Ofcom is considering the matter. In addition, on November 7, 2014, Ofcom released a public consultation on the award of 2.3 GHz and 3.4 GHz bands that is expected to take place in late 2015 or early 2016.

In Latin America, spectrum auctions are expected to take place implying potential cash outflows to obtain additional spectrum or to meet the coverage requirements associated with these licences. Specifically, the procedures expected to take place in 2015/2016 are:

•	Peru: The Government announced plans to auction the 700 MHz spectrum band in the 4Q of 2015 (three blocks of 2x15 MHz have been defined).

•	Costa Rica: The Government has communicated its intention to auction spectrum in the 1800 MHz band during 2015.

•	El Salvador: The Government has set the date of June 16, 2015 for presentation of information in order to start the process of renewal of the concession.

•	Mexico: The Federal Institute of Telecommunications (Instituto Federal de Telecomunicaciones) (“IFT”) published its Annual Programme for Frequency Use and Development 2015. The programme specifies IFT’s intention to award Advanced Wireless Services (“AWS”) concessions during the course of 2015.

•	Uruguay: The Government approved a resolution allowing for a spectrum auction for mobile services. The auction will contain 15 + 15 MHz in the “AWS Ext” spectrum band and 45 + 45 MHz in the 700 MHz spectrum band (20 + 20 MHz of the 45 + 45 MHz in 700 MHz, have been previously reserved for ANTEL).

•	Colombia: The Ministery of ICT (Ministerio de las TIC), National Spectrum Agency (Agencia Nacional del Espectro or “ANE”) and Regulatory Communication Commission (Comisión de Regulación de Comunicaciones) have published a document in relation to the analysis alternatives and elements to consider for structuring the process for allocation of radio spectrum in the 700 MHz bands (Digital dividend), 900 MHz, 1,900 MHz and 2,500 MHz for mobile services for comment. The first auction will take place in 2016.

•	Venezuela: The regulator indicated the possibility of releasing bidding bands 2600 MHz (20 + 20 MHz) for 4G services in the 1900 MHz band (5 + 5 MHz) for 3G services in late 2015 and early 2016.

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•	Brazil: According to statements by the regulator, an auction of spectrum (leftover from previous processes) could take place in 2015/2016 (possibly including bands 700 MHz, 1800 MHz, 2500 MHz and 3500 MHz).

Further to the above, certain administrations may not have announced their intention to release new spectrum and may do so during the year. The above does not include processes announced via general statements by administrations, which involve bands not key to Telefónica’s needs. Telefónica may also seek to acquire spectrum on the secondary market should opportunities arise.

In Argentina, on December 1, 2014, the Secretary of Communication through Resolution 85/2014 officially awarded Telefónica Móviles de Argentina the block 1710-1720/2110-2120, and on June 12, 2015, the 700 MHz block (703-713/758-768 MHz) was officially awarded through Resolution 24/2015. Both bands were granted for a period of 15 years.

In the state of São Paulo, Telefónica Brasil provides local and national long-distance Commuted Fixed Telephony Service (“CFTS”) under the public regime, through a concession agreement, which will be in force until 2025. In this regard, on June 27, 2014, as established in the concession agreement, the Brazilian telecommunications regulator (Agencia Nacional de Telecomunicações) (“ANATEL”) issued a public consultation for the revision of the concession agreement. Such public consultation revising the concession agreement ended on December 26, 2014, and allowed contributions on certain topics such as service universalisation, rates and fees and quality of services, among others. Definitive conditions will be published in 2015.

Additionally, in Colombia the Information and Communication Technologies (“ITC”) Ministry issued a Resolution on March 27, 2014, to renew 850 MHz/1900 MHz licences for 10 additional years. The reversion of assets and the liquidation of the concession contract will be discussed until November 2015, taking into consideration the terms of the contract, and the Constitutional Court’s review of Law 422 of 1998, and Law 1341 of 2009 which established the reversion of only the radio-electric frequencies.

In Peru, an application for partial renewal of the concessions for the provision of the fixed-line service for another five years has been issued, although assurance has been given by the “Ministry of Transport and Communications” (Ministerio de Transportes y Comunicaciones) in previous renewals, that the concession will remain in force until November 2027.

In Mexico, in light of the constitutional reform resulting from the “Pact for Mexico” political initiative, it is expected that a publicly-owned wholesale network, which will offer wholesale services in the 700 MHz band, will be created. On March 11, 2015, the SCT (Secretaría de Comunicaciones y Transportes) opened an “expression of interests” for the industry and later it will make a decision about the best approach for the project.

Telefónica Móviles Chile, S.A. was awarded spectrum on the 700 MHz (2x10 MHz) band in March 2014 The demand derived by a consumer organization against 700 MHz assignments remains before the Court of Defence of Free Competition, which is expected to be resolved in the coming months. The awarded spectrum decree relating to the 700 MHz band was issued in May 2015 and is expected to be published in the Official Journal in July 2015, coinciding with the implementation of the technical project relating to the 700 MHz band (implementation within 24 months, as of the publication of the decree in the Official Journal) and the technical project comprising the social obligations of coverage in 850 MHz band (in schools, villages and routes) (within 18 months from the same date).

The Group’s consolidated investment in spectrum acquisitions and renewals in the first half of 2015 amounted to 1,589 million euros.

The Group’s failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions discussed above or any others in which it operates or its inability to assume the related costs, could have an adverse impact on its ability to launch and provide new services and on Telefónica’s ability to maintain the quality of existing services, which may adversely affect the Group’s business, financial condition, results of operations and cash flows.

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Regulation of wholesale and retail charges:

On June 30, 2015, the EU Council, the Parliament and the European Commission have reached an agreement on a compromise text known as “Telecom Single Market” (TSM) which, among other measures, includes to eliminate intra-European roaming rates as from 15 June 2017. The text, once formally approved, will come into force on April 30, 2016. Since its entry into force, operators may just charge an additional fee on domestic prices, which will disappear from 15 June 2017. Thus, charges are: for calls € 0.05 / minute, € 0.02 per SMS sent and € 0.05 per megabits data (VAT excl.).

The decreases in wholesale mobile network termination rates (“MTR”) in Europe are also noteworthy. In the United Kingdom, wholesale MTRs have been reduced to 0.680 ppm (pence/minute) from May 1, 2015 (representing a 19.5% reduction compared to the previous rates). Further real cuts of 26.3% and 3.1% will come into effect form April 1, 2016, and April 1, 2017, respectively.

In Germany, on September 3, 2014, the BNetzA adopted a proposal to reduce MTRs. The new prices will gradually decrease to 0.0172 euro/minute from December 1, 2014, and in a second stage, from 0.0172 euro/minute to 0.0166 euro/minute from December 1, 2015 until the end of November 2016. The European Commission has requested that the German regulator withdraw or amend this proposal. However, on April 24, 2015 BNetzA decided to adopt its prior proposal. There is a risk that the European Commission will initiate infringement proceedings against Germany, and rates may be further reduced. In Spain, on June 23, 2015, the CNMC has notified to the EC its proposed price revision for the wholesale bitstream access service of broadband Ethernet (NEBA). Additionally, last May 2015, the CNMC launched a public consultation on the market of fixed access telephony. The CNMC proposes to extend the obligation to Telefónica to maintain a wholesale interconnection offer (RIO) and a wholesale offer of access to the fixed telephone line (WLR), both with cost-oriented prices.

In Latin America, there are also moves to review MTRs leading to these being reduced. Thus, for example, in Mexico the IFT has declared the América Móvil Group a preponderant operator in the telecommunications market and as a result, it imposed, among others, special regulations on asymmetric interconnection rates. In that sense, the Federal Telecommunications and Broadcasting law, effective as of August 13, 2014, imposed several obligations on the preponderant operator, which are quite extensive and, in principle, potentially significantly beneficial to Telefónica’s competitive position, particularly with regards to the measures imposed on preponderant operators (to the extent they nominally retain such qualification). With regards to MTR, Telefónica México filed an administrative appeal against the 2011 resolutions of the Federal Telecommunications Commission of México (Cofetel) regarding mobile network termination rates (representing a 61% reduction compared to the previous rates). As of the date of this Prospectus, no ruling has been made on this appeal. Recently, IFT determined the mobile termination rates for 2012, 2013, 2014 and 2015, and Telefónica México filed an injunction against these rates. Once these appeals have been concluded, the rates applied may be further reduced retroactively.

In Brazil, at the end of 2012, ANATEL launched the “Plano Geral de Metas de Competição” (“PGMC”) regarding fixed-mobile rate adjustment reductions until February 2016 and amending the previous reduction conditions (75% of the 2013 rate in 2014 and 50% of the 2013 rate in 2015). In order to complement reductions and approach the cost of the services according to a financial cost model, on July 7, 2014, ANATEL published reference values for MTR taking effect from 2016 to 2019. Such reductions are approximately 44% per year. Furthermore, there are several legislative initiatives that aim to abolish the basic fee of fixed-telephony service. “Price protection” practices (reimbursement of differences in prices of a product to customers if this falls within a relative short period of time) may also have a negative impact on Telefónica Brasil, in both economic and image terms.

In Chile, a tariff decree was issued to set fixed-line termination charges for the 2014-2019 periods. The new tariff entered into effect on May 8, 2014, and applies a reduction of 73% in prices against those charged for the period prior to such tariff. A tariff decree has been issued for mobile networks covering the 2014-2019 five-year period. Such tariff decree entered into effect on January 25, 2014, and implies a reduction of 74.7% with respect to the previous rates. After a review by the general comptroller (Contraloría General) an additional 1.7% reduction was approved on May 27, 2014.

In Ecuador the rate-related risks relate to a reduction in rural and urban telephony charges, a reimbursement of top-up balances, as well as rounding to the nearest minute.

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In Peru, on April 1, 2015, OSIPTEL (the Peruvian telecommunications regulator) set up the new values for MTRs ending the previous asymmetry between Telefonica Perú and Claro but still keeping the asymmetry with Entel and Viettel. The new MTR applied to Telefonica Perú and Claro until January 2018 is USD 1.76 cent/min which represents a 46% reduction.

The implementation of the Enabling Act (Ley Habilitante) in Venezuela also confers full powers to the President to implement price control measures. Under this Act, in January 2014, an organic fair price law was issued, which caps the revenue of related enterprises at 30% of their operating costs. In relation to MTRs with the national operator of reference (Compañía Anónima Nacional Teléfonos de Venezuela), these have been reduced by 6% compared to the previous rates.

In November 2014, near the end of the term allowing the enactment of laws autonomously granted to the President of the Republic, new important decree-laws were enacted, in particular, the Reform of the Law on Foreign Investment, in which, among other things, new requirements for the return of foreign investment were established; the Reform of the Antitrust Law, which was predominantly aimed at enhancing monopoly control regulation and increasing penalties for infringement; and the Reform of the Exchange Crimes Law, which increased economic sanctions.

In March 2015 a new Enabling Act in favour of the Venezuelan President was issued for a new period ending December 31, 2015.

In Colombia, on December 30, 2014, the Colombian regulator (“CRC”) enacted Resolution 4660 establishing a gradual reduction for MTRs. The glide path initiates in 2015 at 32.88 Colombian pesos per minute representing a decrease of 41.7% and then descends approximately 42.2% in 2016 and 42.2% in 2017 (each such reduction being as compared to the previous year). This regulatory measure also imposes asymmetric MTRs to the dominant provider (the América Móvil Group), imposing the final rate established in the glide path from 2015 to 2017. The CRC also regulated the charges for national roaming and the SMS termination rates, setting a reduction of 41.5% in 2015, 39.6% in 2016 and 43.3% in 2017 (each such reduction being as compared to the previous year).

In Argentina, the new legal framework “Argentina Digital” brings to the new regulator the possibility to regulate the tariffs and prices of essential public services, wholesale services and those the regulator determines based on reasons of public interest, on which the law does not set parameters. In this context, there may be a negative impact, depending on how the new regulator exercises its powers. However, until the Secretary of Communications determines that there is effective competition for telecommunications services, the “dominant” providers in the relevant areas (which include Telefónica de Argentina) must respect the maximum tariffs established in the general tariff structure.

Regulation of universal services:

Further to its formal obligation to review the scope of the Universal Service Directive (the set of basic electronic communication services whose provision is guaranteed to any user requesting it, regardless of its location, with a specified quality at an affordable price) and once the DSM strategy has been launched, after summer 2015, the European Commission is expected to undertake a public consultation on the new regulatory framework (encompassing also the issue of Universal Service), which may include both the potential inclusion of certain broadband speeds in its scope and a possible reduction of some of the current universal service obligations, that are becoming obsolete. Depending on the terms that will be set forth in the new regulation, implementation at a local level could lead to higher costs for both the universal service provider and the operators forced to finance the universal service.

The last Plano Geral de Metas de Universalização (“PGMU”) was published in Brazil on June 30, 2011 and applies to the 2011-2015 period. This sets goals for public phones, low cost fixed-lines and coverage density in rural and poor areas with 2.5GHz/450 MHz. Also according to such PGMU, the assets assigned to the provision of the services described in the public concession agreement are considered reversible assets. In 2014, ANATEL issued a public consultation with its proposals for the 2015-2020 period universalisation targets. The agency’s proposal focuses on reducing the distance between public telephones and backhaul’s expansion.

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Regulation of fiber networks:

In December 2014, the Spanish National Regulatory & Competition Authority (Comisión Nacional de los Mercados y la Competencia) conducted a public consultation on the regulatory obligations for broadband market regulation in Spain. The new regulation that will apply to NGN (Next Generation Networks) could be approved in the fourth quarter of 2015 and will last for at least three years. This could increase Telefónica’s regulatory obligations in Spain and the ability of other operators to compete in such market.

In Colombia, the regulatory authority CRC published a regulatory project for transmission capacity between municipalities through fiber networks or connectivity to impose open network and elements access through a mandatory offer for those enterprises that have overcapacity and have some unused installed network elements. This project will be discussed during 2015.

Regulations on privacy:

In Europe, a new Data Protection Regulation is undergoing the European legislative process which is not expected to conclude before the end 2015. This could lead to certain critical provisions laid down in the current draft of the regulation (presently under debate) being worded in such a way that stops or hinders Telefónica from launching some services, that focus on the processing of personal data.

In Brazil, triggered by the approval of Civil Rights Framework for Internet Governance, which provides certain generic rules about data protection, the Ministry of Justice could in the near future, adopt the final version of the Personal Data Protection Act. This could lead to a greater number of obligations for operators in relation to the collection of personal data of telecom services users and further restrictions on the treatment of such data.

In Peru, on May 8, 2015, the new Personal Data Law came into force. This regulation establishes, among others, the obligation for companies to obtain the user’s consent for commercial purposes. Also, it is compulsory to have privacy policies to collect data through digital means.

In Ecuador, the Telecommunications Act (Ley Orgánica de Telecomunicaciones), passed in February 2015, has established a complete chapter to regulate the use of personal data which could be considered a restriction on the merchandising of some digital products. However, the Regulation of the above Act remains pending as of the date of this Prospectus. If this were to be issued, it would constitute a limiting factor for new digital products.

Regulation of functional separation:

The principles established in Europe’s common regulatory framework, adopted in 2009 and transposed in the national legislation of each Member State in which Telefónica operates could result in greater regulatory pressure on the local competitive environment. Specifically, this framework supports the possibility of national regulators (in specific cases and under exceptional conditions) forcing operators with significant market power and vertically-integrated operators to separate their wholesale and retail businesses at a functional level. They would therefore be required to offer equal wholesale terms to third-party operators that acquire these products.

Regulation of network neutrality:

In Europe, national regulators are seeking to strengthen their supervision of operators with regard to the blocking of access, discrimination of applications or Internet service quality. Simultaneously, on June 30, 2015, the European Parliament, the Council and the European Commission have reached an agreement on a compromise text known as TSM, which includes, inter alia, the principle of net neutrality. This compromise text will be approved in the coming months and enter into force on 30 April, 2016. The regulation of network neutrality could directly affect possible future business models of Telefónica and may affect the network management or differentiation of characteristics and quality of Internet access service.

Telefónica is present in countries where net neutrality has already been ruled, such as Chile, Colombia, Peru and more recently Brazil, but this remains a live issue and with varying degrees of development in other countries where it operates. In Germany, the Economy Minister withdrew a draft law that it published on June

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20, 2013, to regulate net neutrality, especially with regard to the blocking and discrimination of content and Internet services. It plans to submit a new draft after the EU has settled on a position on net neutrality within the TSM approach, which might occur in 2015. In addition, one German region (Bundesland of Thuringia) has passed a new law (which applies only in such region) with the aim that broadcasting and tele-media may not be blocked, limited or treated differently from other data traffic.

If changes to regulation such as those described above, or otherwise, occur in the various jurisdictions where the Telefónica Group operates, it could have a material adverse effect on its business, financial condition, results of operations and cash flows.

The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programmes.

The Telefónica Group is required to comply with the laws and regulations of various jurisdictions where it conducts operations. In particular, the Group’s international operations are subject to various anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010, and economic sanction programmes, including those administered by the United Nations, the European Union and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control. The anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of the Telefónica Group’s business, it may deal with entities, the employees of which are considered government officials. In addition, economic sanctions programmes restrict the Group’s business dealings with certain sanctioned countries, individuals and entities.

Although the Group has internal policies and procedures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group or they may be ultimately held responsible. Violations of anti-corruption laws and sanctions regulations could lead to financial penalties, exclusion from government contracts, damage to our reputation and other consequences, that could have a material adverse effect on the Group’s business, results of operations and financial condition.

As at the date of this Prospectus, Telefónica is currently conducting an internal investigation regarding possible violations of applicable anti-corruption laws. Telefónica has been in contact with governmental authorities about this matter and intends to cooperate with those authorities as the investigation continues. It is not possible at this time to predict the scope or duration of this matter or its likely outcome.

Customers’ perceptions of services offered by Telefónica may put it at a disadvantage compared to competitors’ offerings.

Customers’ perceptions of the assistance and services offered are critical to operating in highly-competitive markets. The ability to predict and respond to the changing needs and demands of customers affects Telefónica’s competitive position relative to other technology sector companies, and its ability to extract the value generated during this process of transformation. Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

Telefónica may not be able to adequately foresee and respond to technological changes and sector trends.

In a sector characterised by rapid technological change, it is essential to be able to offer the products and services demanded by the market and consider the impacts of changes in the life cycle of technical assets, secure margins and select the right investments to make.

The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, as a consequence of both of these characteristics, it is subject to the effects of actions by competitors in these markets and to its ability to anticipate and adapt, in a timely manner, to constant technological changes, changes in customer preferences that are taking place in the industry, as well as economic, political and social circumstances.

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Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

New products and technologies arise constantly, and their development can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, which may result in the decrease of the Group’s profits and revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile Internet and connectivity services that are being launched. Research and development costs amounted to 1,111 million euros and 1,046 million euros in 2014 and 2013, respectively; representing an increase of 6.2% year on year. These expenses represented 2.2% and 1.8% of the Group’s consolidated revenue, respectively. These figures have been calculated using the guidelines established in the Organization for Economic Cooperation and Development (OECD) manual. One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, such as Internet speed of up to 100MB or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. While an increasing demand for the capabilities offered by these new networks to end users exists, the high level of the investments requires a continuous analysis of the return on investment.

The explosion of the digital market and entry of new players in the communications market, such as MVNOs, Internet companies or device manufacturers, may cause the loss of value of certain assets, and affect the Group’s ability to generate income. Therefore, it is necessary to update the business model, encouraging the pursuit of incomes and additional efficiencies to those followed traditionally. Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

In addition, the ability of the Telefónica Group’s IT systems (operational and backup) to respond to Telefónica’s operating requirements is a key factor to be taken into account with respect to the commercial development, customer satisfaction and business efficiency.

Telefónica depends on its suppliers.

The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets, with a high concentration in a small number of suppliers, poses risks that may affect Telefónica’s operations, and may cause legal contingencies or damages to its image in the event that inappropriate practices are produced by a participant in the supply chain.

As of June 30, 2015, the Telefónica Group depended on 5 handset suppliers and 10 network infrastructure suppliers, which together accounted for 80% of the awarded contracts for the year then ended. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardise network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its licence terms and requirements, or otherwise have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

Unanticipated network interruptions can lead to quality loss or the interruption of the service.

Unanticipated network interruptions as a result of system failures, including those due to network, hardware or software, stealing of infrastructure elements or cyber-attacks, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group’s image and reputation.

Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and other physical and logical security. However, these measures are not always effective. Although the Telefónica Group has insurance policies to cover these types

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of incidents, and the claims and loss in revenue caused by service interruptions to date have been covered by these policies, these policies may not be sufficient to cover all possible monetary losses.

The telecommunications industry may be affected by the possible effects that electromagnetic fields, emitted by mobile devices and base stations, may have on human health.

In some countries, there is a concern regarding potential effects of electromagnetic fields, emitted by mobile devices and base stations, on human health. This public concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service, and affected the deployment criteria of new networks and digital services such as smart meters development.

There is a consensus between certain expert groups and public health agencies, including the World Health Organisation (WHO), that states that currently there are no established risks associated with exposure to low frequency signals in mobile communications. However, the scientific community is still investigating this issue especially with respect to mobile devices. Exposure limits for radio frequency suggested in the guidelines of the Protection of Non-Ionising Radiation Protection Committee (ICNIRP) have been internationally recognised. The mobile industry has adopted these exposure limits and works to request authorities worldwide to adopt these standards.

Worries about radio frequency emissions may discourage the use of mobile devices and new digital services, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located, how they operate, the use of mobile telephones and the massive deployment of smart meters and other products using mobile technology. This could lead to Telefónica being unable to expand or improve its mobile network.

The adoption of new measures by governments or administrations or other regulatory interventions in this respect, and any future assessment on the adverse impact of electromagnetic fields on health, may negatively affect the business, financial conditions, results of operations and cash flows of the Telefónica Group.

Possible regulatory, business, economic or political changes could lead to asset impairment.

The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition costs. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and to recognise impairments in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairments on certain of its investments, affecting its results of operations in the year in which they were experienced. For example, with respect to the investment in Telco, S.p.A. (“Telco”), and value adjustments were made in fiscal year 2014 with a negative impact of 464 million euros.

The Telefónica Group’s networks carry and store large volumes of confidential, personal and corporate data, and its Internet access and hosting services may lead to claims for illegal or illicit use of the Internet.

The Telefónica Group’s networks carry and store large volumes of confidential, personal and business data, through both voice and data traffic. The Telefónica Group stores increasing quantities and types of customer data in both business and consumer segments. Despite its best efforts to prevent it, the Telefónica Group may be found liable for any loss, transfer, or inappropriate modification of the customer data or general public data stored on its servers or transmitted through its networks, any of which could involve many people and have an impact on the Group’s reputation, or lead to legal claims and liabilities that are difficult to measure in advance.

In addition, the Telefónica Group’s Internet access and hosting servers could lead to claims for illegal or unlawful use of the Internet. Telefónica, like other telecommunications providers, may be held liable for any

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loss, transfer or inappropriate modification of the customer data stored on its servers or carried by its networks.

In most countries in which the Telefónica Group operates, the provision of its Internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as blocking access to a website) as part of the struggle against some illegal or illicit uses of the Internet, notably in Europe.

Any of the foregoing could have an adverse impact on the business, financial position, results of operations and cash flows of the Group.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group’s business, financial condition, results of operations, reputation and cash flows.

In particular, regarding tax and antitrust claims, the Telefónica Group has open judicial procedures in Peru concerning the clearance of previous years’ income tax, for which contentious-administrative appeals are pending judgment as at the date of these Financial Statements, with no significant changes since December 31, 2014. In the case of the administrative process also indicated in the 2014 Consolidated Financial Statements, the Tax Court has resolved the administrative execution file initiated by SUNAT, corresponding to corporate income tax for years 2000-2001 and payments on account for the year 2000, as well as the carrying forward of balances for the years 1998 and 1999. As a result, as of the closing of these Financial Statements the Tax Administration has notified the company Compliance Resolutions requiring the payment of 1,509 million Peruvian soles (436 million euros, approximately). Following the notifications received, liability referred to has been recorded in the Financial Statements. To try to reduce the cash flow impact, the aforementioned resolutions have been appealed before the Tax Court, though the appropriate precautionary measures of suspension where requested in due time. It should be recalled that the final resolution of the substantive discussion of the aforementioned processes is currently in court (not only through the ongoing administrative litigation actions but also through protection actions already raised). In relation to these court cases, the Group and its legal advisors believe that there are legal arguments that support its position.

In addition, Telefónica has open tax procedures in Brazil, primarily relating to the CIMS (a Brazilian tax on telecommunication services).

Further details on these matters are provided in Notes 17 and 21 of the Consolidated Financial Statements.

Telefónica, S.A.      76

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: July 30, 2015	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá Title: Chief Financial Officer